恒生銀行
HANG SENG BANK
理財創富 專注為你
Managing wealth for you, with you.

RECEIVED
2007 JUL 17 P 1:02

Our Ref: HOS LGA 070422

082-01747

13 July 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We are pleased to enclose, for your reference and retention, a printed copy of circular to shareholders containing the information relating to a discloseable and connected transaction, and notice of Extraordinary General Meeting.

Yours faithfully

07025305

C C Li
Company Secretary

Encl

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Jlw 7/18

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Hang Seng Bank Limited**, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

恒生銀行

HANG SENG BANK

(Incorporated in Hong Kong with limited liability)
(Stock Code: 11)

DISCLOSEABLE AND CONNECTED TRANSACTION

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

BNP PARIBAS
CORPORATE & INVESTMENT BANKING

A letter from the Board is set out on pages 4 to 12 of this circular.

A letter from the Independent Board Committee is set out on page 13 of this circular. A letter from BNP Paribas to the Independent Board Committee and the Independent Shareholders is set out on pages 14 to 23 of this circular.

A notice convening an extraordinary general meeting of the Company to be held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Wednesday, 1 August 2007 at 3:30 p.m. is set out on pages 35 to 36 of this circular.

Whether or not you are able to attend this meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Legal and Company Secretarial Services Department, Hang Seng Bank Limited, Level 10, 83 Des Voeux Road Central, Hong Kong as soon as possible and in any event not later than 3:30 p.m. on 30 July 2007 or not less than 48 hours before the time appointed for the holding of the extraordinary general meeting (or any adjournment thereof). Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting (or at any adjournment thereof) should you so wish.

13 July 2007

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Acquisition"	the acquisition of the Sale Shares by HSIC from INAH for the purchase price of HK$2,400 million
"Acquisition Agreement"	the acquisition agreement dated 22 June 2007 between INAH and HSIC relating to the Acquisition
"Announcement"	the announcement of the Company dated 22 June 2007 in relation to, amongst others, the Acquisition
"Articles of Association"	the articles of association of the Company (as adopted, amended or modified from time to time)
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Banking Ordinance"	Banking Ordinance, Chapter 155 of the Laws of Hong Kong
"BNP Paribas" or "Independent Financial Adviser"	BNP Paribas Capital (Asia Pacific) Limited, a corporation licensed to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Acquisition
"Board"	the board of Directors
"Company" or "Bank"	Hang Seng Bank Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange (Stock Code: 11)
"Completion"	the completion of the Acquisition
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"EGM"	an extraordinary general meeting of the Company to be held on 1 August 2007 to consider, and if thought fit, approve the Acquisition
"Group"	the Company and its subsidiaries
"HK FRS"	Hong Kong Financial Reporting Standards promulgated by the Hong Kong Institute of Certified Public Accountants, as amended, supplemented or otherwise modified for the time being

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HSBC"	HSBC Holdings plc, a company incorporated in England and Wales with limited liability, the shares of which are listed on the Stock Exchange (Stock Code: 5)
"HSIC"	Hang Seng Insurance Company Limited, a company incorporated in Hong Kong with limited liability
"HSLL"	Hang Seng Life Limited, a company incorporated in Hong Kong with limited liability
"INAH"	HSBC Insurance (Asia-Pacific) Holdings Limited, a company incorporated in Hong Kong with limited liability
"INHK"	HSBC Life (International) Limited, a company incorporated in Bermuda with limited liability
"ISHK"	HSBC Investments (Hong Kong) Limited (formerly known as HSBC Asset Management Hong Kong Limited), a company incorporated in Hong Kong with limited liability
"Independent Board Committee"	an independent committee of the Board, comprising all of the independent non-executive Directors, formed to advise the Independent Shareholders in respect of the Acquisition
"Independent Shareholders"	Shareholders other than HSBC and its associates
"Insurance Authority"	the Office of the Commissioner of Insurance appointed pursuant to the Insurance Companies Ordinance
"Insurance Companies Ordinance"	Insurance Companies Ordinance, Chapter 41 of the Laws of Hong Kong
"Joint Venture Agreement"	the joint venture agreement in respect of HSLL dated 3 November 1995 as supplemented by an agreement dated 26 March 2001 and an agreement between INAH and the Company dated 4 December 2002
"Latest Practicable Date"	30 June 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Monetary Authority"	the Monetary Authority appointed under section 5A of the Exchange Fund Ordinance, Chapter 66 of the Laws of Hong Kong
"New Investment Management Agreement"	the investment management services agreement dated 22 June 2007 between ISHK and HSLL
"New Management Services Agreement"	the management services agreement dated 22 June 2007 between INHK and HSLL
"Sale Shares"	485,000 ordinary shares of HK$1,000 each in the capital of HSLL to be conditionally acquired by HSIC pursuant to the Acquisition Agreement
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	ordinary share(s) of nominal value HK$5 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Trowbridge Deloitte"	Trowbridge Deloitte Limited
"%"	per cent

恒生銀行
HANG SENG BANK

(Incorporated in Hong Kong with limited liability)
(Stock Code: 11)

Board of Directors
Executive Directors
Mr Raymond C F Or JP,
Vice-Chairman and Chief Executive
Mr Patrick K W Chan
Mr Joseph C Y Poon

Non-executive Directors
Mr Edgar D Ancona
Dr Vincent H S Lo GBS, JP
Mr Peter T S Wong JP

Independent Non-executive Directors
Mr John C C Chan GBS, JP
Dr Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)
Dr Marvin K T Cheung DBA(Hon), SBS, OBE, JP
Mr Jenkin Hui
Mr Peter T C Lee JP
Dr Eric K C Li FCPA (Practising), GBS, OBE, JP
Dr David W K Sin DSSc(Hon)
Mr Richard Y S Tang MBA, BBS, JP

Registered Office
83 Des Voeux Road Central,
Hong Kong

13 July 2007

To the Shareholders

Dear Sir or Madam

DISCLOSEABLE AND CONNECTED TRANSACTION

INTRODUCTION

On 22 June 2007, the Company announced that HSIC, a wholly-owned subsidiary of the Company, and INAH, an indirect wholly-owned subsidiary of HSBC, entered into the Acquisition Agreement, pursuant to which HSIC agreed to acquire 50% of the issued share capital of HSLL from INAH for consideration of HK$2,400 million, subject to the terms and conditions (and in particular, the conditions precedent) of the Acquisition Agreement. The Company is the owner of the remaining 50% of the issued share capital of HSLL.

The principal business of HSLL is the provision of life insurance services to customers in Hong Kong, utilising the distribution network of the Group and insurance agents employed by the Group. Certain matters relating to the ownership and management of HSLL are governed by the Joint Venture Agreement. HSLL is currently treated as a subsidiary of the Company and is consolidated into its accounts.

Under the Listing Rules, the Acquisition constitutes a discloseable and connected transaction of the Company. For further details, please refer to the section headed "Discloseable and connected transaction" as set out in this letter from the Board. In accordance with the Listing Rules, the Acquisition is subject to approval by the Independent Shareholders.

An Independent Board Committee, comprising all of the independent non-executive Directors, has been formed to advise the Independent Shareholders in respect of the Acquisition. BNP Paribas has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the same.

The purpose of this circular is to provide you with:

(a) further information on the details of the Acquisition Agreement and the transaction contemplated thereunder;

(b) the advice and recommendations of the Independent Board Committee to the Independent Shareholders on the Acquisition;

(c) the advice and recommendations of BNP Paribas to the Independent Board Committee and the Independent Shareholders on the Acquisition; and

(d) the notice of EGM at which an ordinary resolution will be proposed to approve the Acquisition.

THE ACQUISITION

Pursuant to the Acquisition Agreement between INAH as the vendor and HSIC as the purchaser, HSIC has conditionally agreed to acquire the Sale Shares, representing 50% of the issued share capital of HSLL and all of the equity interest in HSLL held by INAH, for consideration of HK$2,400 million. The Company is the owner of the remaining 50% of the issued share capital of HSLL and HSLL will continue to be consolidated into the accounts of the Company. The Acquisition will be financed in part by using the internal resources of the Group and in part from the proceeds of issuance of subordinated notes announced by the Company on 29 June 2007.

Date

22 June 2007

Parties

INAH
HSIC

Conditions precedent

The Acquisition Agreement is conditional upon the following being satisfied or waived (to the extent permissible by law) by mutual written agreement among HSIC and INAH on or before 31 December 2007:

(a) approval being granted by the Insurance Authority to HSIC becoming a "controller" (as that term is defined in section 13B(1) of the Insurance Companies Ordinance) of HSLL;

(b) the consent of the Monetary Authority under section 87A of the Banking Ordinance in respect of the acquisition by HSIC of all or part of the share capital of a company to a value of 5% or more of the capital base of the Company;

(c) the Joint Venture Agreement being terminated in writing without liability to any of the parties thereto; and

(d) the Independent Shareholders passing a resolution at the EGM to approve the Acquisition Agreement.

If these conditions are not fulfilled or waived (to the extent permissible by law) on or before 31 December 2007 or such later date as may be agreed between the parties, the Acquisition Agreement will terminate and no party will have any claim against the other save for breaches prior to the date of termination. Completion of the Acquisition is expected to take place on or before 31 August 2007, subject to the satisfaction of the above-mentioned conditions.

CONSIDERATION AND VALUATION

The purchase price of HK$2,400 million for the Sale Shares has been determined by the Company through arm's length negotiations and on normal commercial terms with reference to the appraisal valuation of HSLL as at 31 March 2007. The appraisal valuation of HSLL prepared by Trowbridge Deloitte as at 31 March 2007 was in the range of HK$4,919,000,000 to HK$5,455,000,000, on a going concern basis as derived from its unaudited management accounts. The valuation employs the traditional actuarial appraisal valuation approach and is calibrated based on the market comparables approach, using data from similar transactions and/or other listed companies. The appraisal valuation reflects the adjusted net asset value (after allowance for cost of capital in respect of statutory reserve requirements), the value of the business in-force and the value of future new business of HSLL (assuming the continuation of existing distribution arrangements) taking into account business plans, past sales performance and product margins expected on future sales.

The appraisal valuation for HSLL values the Sale Shares (representing 50% of the issued share capital of HSLL) at HK$2,459,500,000 to HK$2,727,500,000. Historical market

comparisons identified by Trowbridge Deloitte in the valuation report indicated prior sales prices in the range of 0.82 times appraisal valuation (based on the lowest possible consideration payable under comparable transactions) to 1.16 times appraisal valuation (based on the highest possible consideration payable under comparable transactions). The consideration for the Acquisition falls within this range.

The appraisal valuation had reference to the unaudited management accounts of HSLL as at 31 March 2007 as well as the values of in-force and future new business and the following principal bases and assumptions:

(a) certain assumed discontinuance rates which vary by product and which were derived based on the historical experience of HSLL, together with reference to industry experience;

(b) average annual growth rates of 5.6% to 7.4% per annum in new business for the next 20 years based on reasonable optimistic and pessimistic growth scenarios. The 20 year period is generally regarded as an appropriate measure for new business sales of a going concern and has been used as a benchmark in similar transactions in Hong Kong. The growth rates have been determined based on, amongst other factors, HSLL's historic sales performance, market growth expectations in Hong Kong and discussions with the Company's management regarding future business plans;

(c) a risk discount rate of 11% for in-force and future new business of HSLL derived from a capital asset pricing model framework; and

(d) certain assumed future rates of return on investments, which vary by product group. The majority of HSLL's business is comprised in non-linked traditional business, for which the assumed rate of return is 5.5% per annum, based on the underlying asset mix and projected returns on the assets.

These assumptions are not in the nature of profit forecasts where Rules 14.61 and 14.62 of the Listing Rules would apply.

Trowbridge Deloitte determined the appraisal valuation in their capacity as joint actuarial advisers to the Company and INAH. Trowbridge Deloitte is an actuarial consulting business with extensive experience in the valuation of life insurance businesses in a range of markets, including in particular the valuation of life insurers in a transaction context in the Hong Kong market. It is a member firm of the global Deloitte actuarial and insurance solutions network. Valuation of life insurance businesses is one of its core service offerings. Trowbridge Deloitte is independent from the Company, HSLL, INAH and HSBC.

INFORMATION ON HSLL

HSLL was incorporated in Hong Kong on 12 February 1974. The Company became the owner of 50% of the issued share capital of HSLL in 1995. The principal business of HSLL is the provision of life insurance services to customers in Hong Kong, utilising the distribution network of the Group and insurance agents employed by the Group. HSLL is also engaged in writing life insurance policies linked to investment products and

retirement scheme management. The management, technical, actuarial and other support functions of HSLL are currently handled by INHK, a wholly-owned subsidiary of INAH and in addition, ISHK, a wholly-owned subsidiary of HSBC, acts as investment manager for certain insurance funds of HSLL.

Key audited financial data of HSLL based on HK FRS for the last three financial years are as follows:

	2006	2005	2004
		HKD million	
Total Assets	25,174	16,685	9,533
Total Investment Securities	24,957	16,498	9,457
Total Shareholders' Funds	1,842	1,026	672
Gross Written Premiums	7,556	7,498	4,038
Net Investment Income	1,638	421	426
Net Income	9,177	7,908	4,454
Profit before tax	319	199	226
Profit after tax	316	189	226

FINANCIAL EFFECTS OF THE ACQUISITION ON THE GROUP

HSLL is currently treated as a subsidiary of the Group and its financial results have already been consolidated into the Group's consolidated financial statements. The audited net profits of HSLL for the year ended 31 December 2006 was approximately HK$316 million. In accordance with the accounting policy of the Group, the change in the present value of in-force business of HSLL net of deferred tax for the year ended 31 December 2006 of HK$299 million was also recognised as other operating income in the consolidated accounts of the Group, implying a total net profit contribution of HSLL of approximately HK$615 million. After deducting for the 50% equity interest in HSLL held by INAH, the net profit contribution of the Company's equity interest in HSLL to its shareholders for the year ended 31 December 2006 was HK$307.5 million. Based on the purchase price for the Sale Shares of HK$2,400 million and the Company's reported total average funding cost of approximately 3.4% for the year ended 31 December 2006, an estimated opportunity cost of approximately HK$82 million would be incurred on funding the Acquisition. As such, had the Acquisition been completed on 31 December 2005, the profit attributable to shareholders of the Company for the year ended 31 December 2006 would have been enhanced.

The audited consolidated net asset value of the Group as at 31 December 2006 was approximately HK$48,698 million. The Directors expect the consideration for the Acquisition to exceed the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of HSLL and, accordingly, an amount of goodwill will be recorded. After the initial recognition, the Group shall assess any impairment loss on such goodwill. In view of the financial and business conditions of HSLL, the Directors do not expect any impairment of such goodwill in the near future. Therefore, the Directors anticipate that there would be no change on the net asset value of the Group resulting from the Acquisition.

As at 31 December 2006, cash and cash equivalents of the Group were approximately HK$90,275 million.

REASONS FOR AND BENEFITS OF THE ACQUISITION

In pursuing its strategic roadmap for growth, wealth management is a core business and development focus of the Company as referred to in the Company's 2005 annual report. Wealth management has two principal business lines: insurance business (principally focusing on life insurance business) and investment services, both of which complement each other in serving the customer base of the Company.

The Company's life insurance business is conducted through HSLL. HSLL adopts the 'bancassurance' model through which all of its products are distributed by the Group and insurance agents employed by the Group, leveraging on the Group's brand, distribution network and customer base.

As part of the long term development of the Company's wealth management and insurance businesses, the Directors consider there to be a strong business case in acquiring the remainder of the life insurance business of HSLL from INAH.

Over the period of 2002 to 2006, HSLL's compound annual growth in attributable profit plus present value of in-force business was 26.8%, which was higher than the Company's compound annual growth in attributable profit (including, for the avoidance of doubt, the profit and present value of in-force business of HSLL attributable to the 50% of its share capital currently held by the Group) of 3.6% in the same period. Accordingly, by acquiring the remaining 50% of HSLL, the Directors consider that this will enhance the profit growth of the Company.

In addition, the acquisition of the outstanding share capital of HSLL not held by the Company will grant the Company a greater degree of flexibility in terms of its product strategy, and place the Company in a stronger position to mitigate any negative impact on the Company's profits that may arise in the event of a switch in product or marketing focus from the investment business line to the insurance business line of its wealth management business. As HSLL has been a joint venture of the Company with INAH for more than a decade, the Company is familiar with the business and products of HSLL. Should the Company in future decide to further integrate HSLL's life business into that of the Group, the Company does not anticipate that such integration would cause any material disruption to the Group's operations.

DISCLOSEABLE AND CONNECTED TRANSACTION

As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) exceed 5% but are less than 25%, the Acquisition constitutes a discloseable transaction of the Company and is accordingly subject to the additional disclosure requirements pursuant to Rule 14.38 of the Listing Rules.

INAH is a connected person of the Company by virtue of HSBC's indirect shareholding of shares in the Company representing approximately 62.14% of its issued share capital. Therefore, the Acquisition will be a connected transaction for the Company. As the

applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in relation to the consideration payable under the Acquisition exceed 2.5%, the Acquisition will be subject to the reporting, announcement and independent shareholders' approval requirements in respect of connected transactions under the Listing Rules.

OTHER AGREEMENTS

On 22 June 2007, the Company also announced that HSLL had entered into the New Management Services Agreement with INHK, a wholly-owned subsidiary of INAH and the New Investment Management Agreement with ISHK, a wholly-owned subsidiary of HSBC. Pursuant to the New Management Services Agreement, INHK will continue to provide certain management services, being services related to risk management, back office processing and administration, development and pricing for selected products, information technology and business recovery, financial control and actuarial services, to HSLL to enable HSLL to conduct its life insurance business following completion of the Acquisition Agreement. Pursuant to the New Investment Management Agreement, ISHK will continue to act as investment manager for certain insurance funds of HSLL.

The New Management Services Agreement and the New Investment Management Agreement are conditional on the completion of the Acquisition Agreement. As INHK and ISHK are connected persons of the Company, the New Management Services Agreement and the New Investment Management Agreement are continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in relation to the annual caps set in respect of each of the agreements, when aggregated with each other, are more than 0.1% but less than 2.5%, the New Management Services Agreement and the New Investment Management Agreement are exempt from independent shareholders' approval requirements and are only subject to the reporting and announcement requirements in respect of continuing connected transactions set out in Rules 14A.45 to 14A.47 of the Listing Rules. For further details relating to these agreements, please refer to the announcement of the Company dated 22 June 2007.

EXTRAORDINARY GENERAL MEETING

A notice convening the EGM at which an ordinary resolution will be proposed to approve the Acquisition Agreement and the transaction contemplated thereunder is set out on pages 35 to 36 of this circular. The voting in respect of the approval of the ordinary resolution will be conducted by way of poll.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to attend the EGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Legal and Company Secretarial Services Department, Hang Seng Bank Limited, Level 10, 83 Des Voeux Road Central, Hong Kong as soon as possible and in any event not later than 3:30 p.m. on 30 July 2007 or not less than 48 hours before the time appointed for holding such meeting (or any adjournment thereof). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM (or any adjourned meeting thereof) should you wish to do so.

An announcement will be made by the Company following the conclusion of the EGM to inform you of the results of the EGM.

HSBC and its associates, which hold 1,188,057,371 Shares, representing approximately 62.14% of the Company's issued share capital, will abstain from voting on the ordinary resolution to approve the Acquisition at the EGM. Any Shareholder or connected person with a material interest in the Acquisition and their associates are required to abstain from voting on the ordinary resolution approving the Acquisition.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising all of the independent non-executive Directors, has been formed to advise the Independent Shareholders in respect of the Acquisition Agreement and the transaction contemplated thereunder. Your attention is drawn to the advice from the Independent Board Committee set out in their letter dated 13 July 2007 on page 13 of this circular.

Having regard to the opinion of BNP Paribas which is set out on pages 14 to 23 of this circular, the Independent Board Committee is of the opinion that the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned and the Acquisition is in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote in favour of the ordinary resolution to approve the Acquisition set out in the notice of EGM contained in this circular.

INDEPENDENT FINANCIAL ADVISER

BNP Paribas has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition Agreement and the transaction contemplated thereunder. The letter from BNP Paribas to the Independent Board Committee and the Independent Shareholders, containing its advice and recommendations, is set out on pages 14 to 23 of this circular.

Having considered the principal reasons and factors stated in the letter from BNP Paribas to the Independent Board Committee and the Independent Shareholders (as set out on pages 14 to 23 of this circular), BNP Paribas is of the view that the Acquisition is on normal commercial terms, in the ordinary and usual course of business of the Group, fair and reasonable, and in the interests of the Company and the Shareholders as a whole. Accordingly, BNP Paribas advises the Independent Board Committee to recommend the Independent Shareholders vote in favour of the ordinary resolution to approve the Acquisition set out in the notice of EGM contained in this circular.

RECOMMENDATION

The Directors (including the independent non-executive Directors) consider the terms of the Acquisition to be fair and reasonable and in the interests of the Shareholders as a whole. Accordingly, the Directors (including the independent non-executive Directors) recommends that eligible Shareholders vote in favour of the ordinary resolution to approve the Acquisition set out in the notice of EGM contained in this circular.

GENERAL

The Group is principally engaged in commercial and retail banking business in Hong Kong and offers a comprehensive range of financial products and services to its customers.

HSBC is one of the world's largest banking and financial services organisations operating in 82 countries in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. INAH is the parent company of three insurance underwriting companies, being HSBC Insurance (Asia) Limited, INHK, HSBC Insurance (Singapore) Pte Limited and a 49% shareholder of another underwriting company, being HSBC Amanah Takaful (Malaysia) Sdn Bhd. INAH, through these entities, is a major provider of liability, life, marine, medical and property insurance, and pension plans, and in Hong Kong, mandatory provident schemes.

ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully,
Raymond C F Or
Vice-Chairman and Chief Executive

恒生銀行
HANG SENG BANK

(Incorporated in Hong Kong with limited liability)
(Stock Code: 11)

13 July 2007

To the Independent Shareholders

Dear Sir/Madam

DISCLOSEABLE AND CONNECTED TRANSACTION

We refer to the circular of the Company dated 13 July 2007 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise you as to whether, in our opinion, the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned and the Acquisition is in the interests of the Company and the Shareholders as a whole. BNP Paribas has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition.

We draw your attention to the "Letter from the Board" set out in pages 4 to 12 of the Circular and the letter from BNP Paribas to the Independent Board Committee and the Independent Shareholders set out in pages 14 to 23 of the Circular.

Having considered the terms and conditions of the Acquisition and the advice and recommendations of BNP Paribas in relation thereto, we are of the opinion that the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned and the Acquisition is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend you vote in favour of the ordinary resolution to be proposed at the EGM to approve the Acquisition.

Yours faithfully,
Mr John C C Chan
Dr Y T Cheng
Dr Marvin K T Cheung
Mr Jenkin Hui
Mr Peter T C Lee
Dr Eric K C Li
Dr David W K Sin
Mr Richard Y S Tang
Independent Board Committee

The following is the text of the letter prepared by BNP Paribas setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Acquisition for inclusion in this circular.

BNP PARIBAS
CORPORATE & INVESTMENT BANKING

BNP Paribas Group (Asia) Pacific Limited
63/F Two International Finance Centre,
8 Finance Street, Central, Hong Kong
Tel: (852) 2825 1888 Fax: (852) 2845 5300

13 July 2007

The Independent Board Committee and the Independent Shareholders
Hang Seng Bank Limited
Level 10
83 Des Voeux Road Central
Hong Kong

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION ACQUISITION OF SHARES IN HANG SENG LIFE LIMITED

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition, details of which are set out in the letter from the Board in the circular of the Company dated 13 July 2007 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

On 22 June 2007, HSIC (a wholly-owned subsidiary of the Company) entered into the Acquisition Agreement with INAH (an indirect wholly-owned subsidiary of HSBC), pursuant to which, HSIC has conditionally agreed to purchase the Sale Shares, representing 50% of the issued share capital of HSLL, for a purchase price of HK$2,400 million.

INAH is a connected person of the Company by virtue of HSBC's indirect shareholding of shares in the Company, representing approximately 62.14% of its issued share capital. Therefore, the Acquisition constitutes a connected transaction for the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in relation to the consideration payable under the Acquisition exceed 2.5%, the Acquisition will be

subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. It is noted that as the applicable percentage ratios also exceed 5%, but is less than 25%, the Acquisition also constitutes a discloseable transaction for the Company.

The Acquisition is conditional upon, inter alia, the approval by the Independent Shareholders in the EGM by way of a poll whereby HSBC and its associates will abstain from voting. The Independent Board Committee, comprising all of the independent non-executive Directors, has been formed by the Company to advise the Independent Shareholders in respect of the Acquisition and the transaction contemplated thereunder.

We are a licensed corporation holding a license to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong). We shall receive a fee from the Company for the delivery of this letter. The Company has also agreed to indemnify BNP Paribas and certain related persons against certain liabilities and expenses in connection with this engagement.

As at the Latest Practicable Date, a group of companies ("BNP Paribas Group"), to which we belong, had banking related businesses with various members of the HSBC group which represented less than 1% of total assets of BNP Paribas Group (based on its consolidated balance sheet as at 31 December 2006). Save as described in this letter and apart from normal professional fees for our services to the Company as described above, no arrangement exists whereby we are entitled to receive any fees or benefits from the Company, its subsidiaries or associates. Accordingly, we consider ourselves suitable to give independent financial advice to the Independent Board Committee and the Independent Shareholders on the terms of the Acquisition. As at the Latest Practicable Date, BNP Paribas S.A., our parent company, beneficially owned 14,709,116 shares and 517,538 shares of HSBC and the Company respectively, representing approximately 0.13% and 0.03% of the issued share capital of HSBC and the Company respectively. We do not consider that these shareholding interests would affect the objectivity of our advice, given the fact that the interests so held in HSBC and the Company are no different from that of the Independent Shareholders in relation to the Acquisition.

In arriving at our advice, we have relied on the statements, information and facts supplied, the opinions expressed and the representations made by the Directors, the Company's advisers and management of the Company including those set out in the Circular and assumed that all statements, intentions, opinions and representations made, for which the Company and the Directors are solely and wholly responsible, were true, complete and accurate at the time they were made and continue to be so in all respects up to and including the date of the Circular and that they may be relied upon. We have also assumed that all statements of intention of the management or the Directors, as set forth in the Circular, will be implemented and that all of the expectations of the Directors can be met. We have also relied on the assumptions described in the Circular and certain information available to the public and we have assumed such information to be accurate and reliable. We have reviewed, inter alia, the Acquisition Agreement and the appraisal valuation of HSLL as at 31 March 2007 prepared by Trowbridge Deloitte. We consider that we have received and reviewed sufficient information to enable us to form a reasonable basis for our opinion. We have not, however, carried out any independent verification of such information, nor have we conducted an independent investigation into the business

and affairs of the Company nor have we conducted any valuation or appraisal of any assets or liabilities, nor have we conducted any form of investigation into the commercial viability of the future prospects of the Company or future prospects of any of the other parties to the aforementioned agreement. We have further assumed that all government, regulatory or other consents and approvals necessary for the effectiveness and implementation of the agreement have been or will be obtained without any adverse effect on the contemplated benefits to the Company. We have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular and we have no reasons to believe that any material information has been withheld, or doubt the truth or accuracy of the information provided. We have sought confirmation from the Directors that no material facts or information have been omitted from the information supplied and/or opinions expressed.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of the opinion. We have no obligation to update this opinion to take into account events occurring after this opinion is delivered to the Independent Board Committee and the Independent Shareholders. It should be understood that subsequent developments or changes could occur that, if known at the time we rendered our opinion, would have affected or altered our opinion. We assume no responsibility or liability under such circumstances.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our advice, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

Background

As stated in the letter from the Board in the Circular, HSLL was incorporated in Hong Kong on 12 February 1974. The Company became an owner of 50% of the issued share capital of HSLL in 1995. The principal business of HSLL is the provision of life insurance services to customers in Hong Kong, utilising the distribution network of the Group and insurance agents employed by the Group. HSLL is also engaged in writing life insurance policies linked to investment products and retirement scheme management. The management, technical, actuarial and other support functions of HSLL are currently handled by INHK (a wholly-owned subsidiary of INAH). In addition, ISHK (a wholly-owned subsidiary of HSBC) acts as an investment manager for certain insurance funds of HSLL. At present, INAH (an indirect wholly-owned subsidiary of HSBC) is the owner of the remaining 50% of the issued share capital of HSLL. Certain matters relating to the ownership and management of HSLL are governed by the Joint Venture Agreement. HSLL is currently treated as a subsidiary of the Group and its financial results have been consolidated into the Group's consolidated financial statements.

HSBC is one of the world's largest banking and financial services organisations operating in 82 countries in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. INAH is the parent company of three insurance underwriting companies, being

HSBC Insurance (Asia) Limited, INHK, HSBC Insurance (Singapore) Pte Limited and a 49% shareholder of another underwriting company, being HSBC Amanah Takaful (Malaysia) Sdn Bhd. INAH, through these entities, is a major provider of liability, life, marine, medical and property insurance, and pension plans, and in Hong Kong, mandatory provident schemes. The principal activities of ISHK are the management of client investment portfolios and the provision of other financial services. HSBC indirectly holds approximately 62.14% of the issued share capital of the Company.

Reasons for the Acquisition

In pursuing its strategic roadmap for growth, wealth management is a core business and development focus of the Company as referred to in the Company's 2005 annual report. Wealth management of the Company has two principal business lines: insurance business (principally focusing on life insurance business) and investment services, both of which complement each other in serving the customer base of the Company.

As set out in the letter from the Board in the Circular, the Company's life insurance business is conducted through HSLL. HSLL adopts the 'bancassurance' model through which all of its products are distributed by the Group and insurance agents employed by the Group, leveraging on the Group's brand, distribution network and customer base. As part of the long term development of the Company's wealth management business, the Directors consider there to be a strong business case in acquiring the remainder of the life insurance business of HSLL from INAH.

It is further set out in the letter from the Board in the Circular that over the period of 2002 to 2006, HSLL's compound annual growth in attributable profit plus present value of in-force business was 26.8%, which was higher than the Company's compound annual growth in attributable profit (including, for the avoidance of doubt, the profit and present value of in-force business of HSLL attributable to the 50% of its share capital currently held by the Group) of 3.6% in the same period. Accordingly, by acquiring the remaining 50% of HSLL, the Directors consider that this will enhance the profit growth of the Company. In addition, the acquisition of the outstanding share capital of HSLL not held by the Company will grant the Company a greater degree of flexibility in terms of its product strategy, and place the Company in a stronger position to mitigate any negative impact on the Company's profits that may arise in the event of a switch in product or marketing focus from the investment business line to the insurance business line of its wealth management business. As HSLL has been a joint venture of the Company with INAH for more than a decade, the Company is familiar with the business and products of HSLL. Should the Company in future decide to further integrate HSLL's life business into that of the Group, the Company would not anticipate that such integration would cause any material disruption to the Group's operations.

Taking into account the above reasons and factors, there is no reason for us to doubt the commercial rationale of the Acquisition.

Principal terms of the Acquisition Agreement

Under the Acquisition Agreement, HSIC has conditionally agreed to purchase from INAH the Sale Shares, representing 50% of the issued share capital of HSLL, for a purchase price of HK$2,400 million.

As set out in the letter from the Board in the Circular, the consideration of HK$2,400 million for the Acquisition has been determined by the Company through arm's length negotiations and on normal commercial terms with reference to the appraisal valuation of HSLL as at 31 March 2007. It is also stated that the Directors believe the terms of the Acquisition to be fair and reasonable and in the interests of the Shareholders as a whole.

It is noted that the appraisal valuation of HSLL prepared by Trowbridge Deloitte as at 31 March 2007 was in the range of HK$4,919 million to HK$5,455 million, on a going concern basis as derived from its unaudited management accounts. It is also noted that the valuation employs the traditional actuarial appraisal valuation approach and is calibrated based on the market comparables approach, using data from similar transactions and/or other listed companies. The appraisal valuation reflects the adjusted net asset value (after allowance for cost of capital in respect of statutory reserve requirements), the value of the business in-force and the value of future new business of HSLL (assuming the continuation of existing distribution arrangements) taking into account business plans, past sales performance and product margins expected on future sales.

The appraisal valuation for HSLL values the Sale Shares (representing 50% of the issued share capital of HSLL) at HK$2,459.5 million to HK$2,727.5 million. It is noted that the historical market comparisons identified by Trowbridge Deloitte in the valuation report indicated prior sales prices in the range of 0.82 times appraisal valuation (based on the lowest possible consideration payable under comparable transactions) to 1.16 times appraisal valuation (based on the highest possible consideration payable under comparable transactions). Accordingly, the consideration for the Acquisition falls within the range of the historical market comparables.

We noted that Trowbridge Deloitte determined the appraisal valuation in their capacity as joint actuarial advisers to the Company and INAH. It is noted that Trowbridge Deloitte is an actuarial consulting business with extensive experience in the valuation of life insurance business in a range of markets, including in particular the valuation of life insurers in a transaction context in the Hong Kong market. It is a member firm of the global Deloitte actuarial and insurance solutions network. Valuation of life insurance businesses is one of its core service offerings. It is further noted that Trowbridge Deloitte is independent from the Company, HSLL, INAH and HSBC.

P/E multiples and P/B multiples

In formulating our opinion, we have conducted price to earnings ("P/E") and price to book ("P/B") ratio analysis set out below and have considered such ratios of certain selected listed companies principally engaged in life insurance business in selected relatively developed Asian markets (the "Market Comparables"). Our main selection criteria of the Market Comparables are companies with a market capitalisation of less than HK$10 billion and which derive at least two-third of their revenue from life insurance business. We consider such selection criteria to be appropriate for the purpose of our analysis. The following table sets out the relevant ratios of the Market Comparables based on i) their respective closing prices on the date of the Acquisition Agreement (i.e. 22 June 2007); and ii) their latest fiscal year's publicly available financial information.

Table 1: Market Information of Market Comparables

Name of the Market Comparables	Stock code	Listing venue	Life insurance income[1]/ Total revenue[2]	Market capitalisation (in HK$ million)[3]	P/B	P/E
MAA Holdings Berhad	MAA MK	Malaysia	66%	1,516	1.8	n/a
Manulife Insurance (Malaysia) Berhad	MLI MK	Malaysia	100%	1,319	1.6	11.5
Taiwan Life Insurance Co. Ltd.	2833 TT	Taiwan	100%	6,581	2.2	17.4
China Life Insurance Co. Ltd.	2823 TT	Taiwan	100%	4,541	1.6	27.1
Median					**1.7**	**17.4**
HSLL[3][4]	**Private Company**	**Hong Kong**	**100%**	**4,800**	**2.6**	**15.2**

Source: Bloomberg and annual reports of the Market Comparables

Notes:

(1) Life insurance income includes gross premiums and investment income derived from investments funded by policy contributions

(2) Revenue from life insurance businesses, total sales, earnings and book value based on latest published audited full year financial statements of the relevant Market Comparables

(3) Market capitalisation was calculated based on the closing price on the date of the Acquisition Agreement (i.e. 22 June 2007), save that the market capitalisation of HSLL is based on the agreed consideration for the Acquisition

(4) Audited accounts of HSLL for the year ended 31 December 2006

It should be noted that the Market Comparables are listed on different stock exchanges while HSLL is jointly owned by two listed companies. It should be further noted that the businesses, operations and prospects of HSLL are not the same as those companies set out in the table above. It should also be noted that the financial statements of certain Market Comparables were prepared in accordance with their respective local generally accepted accounting principles which may differ from HK FRS; therefore their P/E ratios and P/B ratios may not be directly comparable. As such, this information should be referenced with care.

We have also identified the following completed transactions which involved the acquisition of the Hong Kong operations of life insurance companies (the "Completed

Transactions"). The relevant percentages of interest acquired, the P/B ratio and the P/E ratio for the Completed Transactions are as follows:

Table 2: Market information of Completed Transactions

Announcement date	Target	Target activity	Acquirer	Transaction value (HK$ bn)	Interests Acquired (%)	Equity value (100%) (HK$ bn)	Equity value as a multiple of Earnings (x)	Equity value as a multiple of Book value (x)
Mar 2007	Pacific Century Insurance Holdings Ltd.	Insurance Services	Fortis Insurance NV	7.0 (note 1)	100	7.0	21.7	2.5
Background:	*On 1 March 2007, Fortis, the Dutch financial services provider through its subsidiary Fortis Insurance International, announced the launch of an unconditional mandatory cash offer to acquire the entire shareholding of Pacific Century Insurance Holdings Ltd ("PCI"), a Hong Kong based insurance company, based on an acquisition price of HK$8.18 per share, where the major shareholders of PCI has agreed to sell 50.45% equity stake prior to the announcement. The transaction is valued at HK$6,986 million. The offer was closed on 11 June 2007 with acceptances relating to 97.12% of the total issued share capital of PCI. Fortis is in the process of withdrawing PCI's listing pursuant to the compulsory acquisition clause and shares of PCI have been suspended since 12 June 2007.*							
Dec 2006 (Note 2)	Winterthur Life (Hong Kong) Limited	Insurance Services	AXA Asia Pacific Holdings Limited	2.05 (note 2)	100	2.1	21.6	11.1
Background:	*AXA Asia Pacific Holdings Limited, a listed Australian provider of insurance, retirement funds, investment products and savings plans, acquired through its subsidiary AXA China Region Limited, the Hong Kong based insurance company, Winterthur Life (Hong Kong) Limited, from its parent company, AXA SA. The consideration was in the range of HK$1.7 billion to HK$2.4 billion.*							
Apr 2006	BOC Group Life Assurance Company Limited	Insurance Services	BOC Hong Kong (Holdings) Limited	0.9	51	1.8	12.5 (note 3)	1.8
Background:	*BOC Hong Kong (Holdings) Limited, a listed Hong Kong based bank, acquired a 51% equity stake in BOC Group Life Assurance Company Limited (BOC Life), the Hong Kong based insurance broker, from Bank of China Group Insurance Company Limited, the Hong Kong based insurance company and an insurance arm of Bank of China, the Chinese bank for consideration of HK$0.9 billion.*							
Feb 2006	MLC Hong Kong Limited and MLC Indonesia	Insurance Services	AXA Asia Pacific Holdings Limited	3.3	100	3.3	15.9 (note 4)	n/a
Background:	*AXA Asia Pacific Holdings Limited, a listed Australian provider of insurance, retirement funds, investment products and savings plans, has agreed to acquire 100% of MLC Indonesia and MLC Hong Kong Limited, the Indonesian and Hong Kong based insurance companies, from MLC Limited, an Australian wealth management firm and a subsidiary of National Australia Bank Limited (NAB), the listed Australian banking services group for consideration of Australian dollars 575 million.*							

Announcement date	Target	Target activity	Acquirer	Transaction value (HK$ bn)	Interests Acquired (%)	Equity value (100%) (HK$ bn)	Equity value as a multiple of Earnings (x)	Book value (x)
Jul 2005	CMG Asia, CommServe Financial Limited and Financial Solutions (Hong Kong)	Insurance Services	Sun Life Financial (formerly Sun Life Financial Services of Canada Inc)	3.5	100	3.5	n/a	3.4
Background:	*Sun Life Financial, the listed Canadian financial services group, has agreed to acquire 100% of the Hong Kong based insurance and pension operations of Commonwealth Bank of Australia, the listed Australian banking group for consideration of Canadian dollars 560 million.*							
Median							**18.8**	**3.0**
	HSLL	Insurance Services	HSBC Insurance (Asia Pacific) Pty Ltd	2.4	50	4.8	15.2	2.6

Source: Mergermarket, Factiva, announcements of relevant companies, audited accounts of HSLL for the year ended 31 December 2006

Notes:

1. *Based on acquisition price including cancellation of all the outstanding share options of PCI*
2. *Based on the mid-point of the range of purchase prices from HK$1.7 billion to HK$2.4 billion*
3. *Based on the adjusted net profit after tax of BOC Group Life Assurance Company Limited for the year ended 31 December 2005 which has been calculated by deducting approximately HK$63.5 million for income tax credit*
4. *Based on the 2005 actual earnings of MLC Hong Kong Limited and the purchase price of Australian dollars 555 million for MLC Hong Kong Limited*

It should be noted that the businesses, operations and prospects of HSLL are not the same as those companies set out in the table above and the circumstances surrounding the transactions may differ considerably. Accordingly, these transactions may not be directly comparable.

It should be noted that the financial statements of certain target companies were prepared in accordance with their respective local generally accepted accounting principles which may differ from HK FRS; therefore, their P/E ratios and P/B ratios may not be directly comparable. As such, this information should be referenced with care.

P/E multiples

P/E is defined as share price divided by earnings per share. This indicator is regarded as one of the most common valuation methods to value a company with recurrent income, including a financial institution.

We note that the P/E multiple represented by the purchase price of approximately 15.2 times lies below the median of approximately 17.4 times upon comparison with the Market Comparables set out in table 1, and falls within the range of approximately 12.5

times and 21.7 times upon comparison with the Completed Transactions set out in table 2. We also noted that the shares in the Company traded at P/E of approximately 16.8 times on the date of the Acquisition Agreement, which is higher than the implied P/E of HSLL.

P/B multiples

P/B is defined as share price divided by net asset value per share. This indicator is also regarded as one of the most common valuation methods to value a financial institution.

We note that the P/B multiple represented by the purchase price of approximately 2.6 times lies above the median of approximately 1.7 times upon comparison with the Market Comparables set out in table 1, and lies below the median of approximately 3.0 times upon comparison with the Completed Transactions set out in table 2. We also noted that the Company was traded at P/B of approximately 4.2 times on the date of the Acquisition Agreement, which is much higher than the implied P/B of HSLL.

Taking into account the above reasons and factors, we consider the P/E multiple and P/B multiple of the Acquisition to be in line with the Market Comparables and the Completed Transactions.

Financial effects of the Acquisition

Under the Acquisition Agreement, HSIC has conditionally agreed to purchase from INAH the Sales Shares at a consideration of HK$2,400 million in cash. As stated in the letter from the Board in the Circular, the Acquisition will be financed in part by using the internal resources of the Group and in part from the proceeds of issuance of subordinated notes announced by the Company on 29 June 2007. As at 31 December 2006, cash and cash equivalents of the Group were approximately HK$90,275 million.

HSLL is currently treated as a subsidiary of the Group and its financial results have already been consolidated into the Group's consolidated financial statements. The audited net profits of HSLL for the year ended 31 December 2006 was approximately HK$316 million. In accordance with the accounting policy of the Group, the change in present value of in-force business of HSLL net of deferred tax for the year ended 31 December 2006 of HK$299 million was also recognised as other operating income in the consolidated accounts of the Group, implying a total net profit contribution of HSLL of approximately HK$615 million. After deducting for the 50% equity interest in HSLL held by INAH, the net profit contribution of the Company's equity interest in HSLL to its shareholders for the year ended 31 December 2006 was HK$307.5 million. Based on the purchase price for the Sales Shares of HK$2,400 million and the Company's reported total average funding cost of approximately 3.4% for the year ended 31 December 2006, an estimated opportunity cost of approximately HK$82 million would be incurred on funding the Acquisition. As such, had the Acquisition been completed on 31 December 2005, the profit attributable to shareholders of the Company for the year ended 31 December 2006 would have been enhanced.

The audited consolidated net asset value of the Group as at 31 December 2006 was approximately HK$48,698 million. The Directors have advised that they expect the consideration for the Acquisition to exceed the Group's interest in the net fair value of

the identifiable assets, liabilities and contingent liabilities of HSLL and, accordingly, an amount of goodwill will be recorded. After the initial recognition, the Group shall assess any impairment loss on such goodwill. In view of the financial and business conditions of HSLL, the Directors do not expect any impairment of such goodwill in the near future. Therefore, the Directors anticipate that there would be no change on the net asset value of the Group resulting from the Acquisition.

MATTERS TO DRAW TO SHAREHOLDERS' ATTENTION

Following completion of the Acquisition Agreement, it is proposed that INHK (a subsidiary of INAH) will continue to provide certain management services to HSLL pursuant to the terms of New Management Services Agreement to enable HSLL to conduct its life insurance business following completion of the Acquisition, being services related to risk management, back office processing and administration, development and pricing for selected products, information technology and business recovery, financial control and actuarial services for a term of three years. It is further proposed that HSLL will enter into the New Investment Management Agreement with ISHK, pursuant to which ISHK will continue to act as investment manager for certain insurance funds of HSLL. Details of the terms of the New Management Services Agreement and the New Investment Management Agreement, and the reasons for and benefits of them are set out in the announcement of the Company dated 22 June 2007.

INHK and ISHK are also connected persons of the Company by virtue of HSBC's indirect shareholding of shares in the Company referred to above. Therefore, the New Management Services Agreement and the New Investment Management Agreement constitute continuing connected transactions for the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in relation to the annual caps set in respect of each of the agreements, when aggregated with each other, are more than 0.1% but less than 2.5%, the New Management Services Agreement and the New Investment Management Agreement are exempt from the independent shareholders' approval requirements, and are only subject to the reporting and announcement requirements in respect of continuing connected transactions set out in Rules 14A.45 to 14A.47 of the Listing Rules. Accordingly, we are not required to opine on the terms of the New Management Services Agreement and the New Investment Management Agreement.

CONCLUSION

Having considered the above principal reasons and factors, we are of the view that the Acquisition is on normal commercial terms, in the ordinary and usual course of business of the Group, fair and reasonable and in the interest of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to and also recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Acquisition.

Yours faithfully,
For and on behalf of
BNP Paribas Capital (Asia Pacific) Limited
Isadora Li
Head of Investment Banking, North Asia

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' (INCLUDING THE CHIEF EXECUTIVE'S AND ALTERNATE CHIEF EXECUTIVES') INTERESTS AND SHORT POSITIONS IN SECURITIES

As at the Latest Practicable Date, the interests and short positions, if any, of each Director, chief executive and alternate chief executives of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors, chief executive and alternate chief executives were deemed or taken to have under such provisions of the SFO); or which were required to be and are recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies adopted by the Company (the "Model Code") were as follows:

	Personal Interests (held as beneficial owner)	Family Interests (Interests of spouse or child under 18)	Corporate Interests (Interests of controlled corporation)	Other Interests	Total Interests	Total Interests as % of the relevant issued share capital
Number of Ordinary Shares of HK$5 each in the Bank						
Directors:						
Mr Raymond C F Or	50,000	—	—	—	50,000	0.00
Mr John C C Chan	—	—	—	1,000[(1)]	1,000	0.00
Mr Patrick K W Chan	—	1,000	—	—	1,000	0.00
Mr Joseph C Y Poon	5,000	10,000	—	—	15,000	0.00

	Personal Interests (held as beneficial owner)	Family Interests (Interests of spouse or child under 18)	Corporate Interests (Interests of controlled corporation)	Other Interests	Total Interests	Total Interests as % of the relevant issued share capital
Number of Ordinary Shares of US$0.50 each in HSBC						
Directors:						
Mr Raymond C F Or	187,414	37,934	—	197,372[6]	422,720	0.00
Mr Edgar D Ancona	225,027	—	—	560,913[6]	785,940	0.01
Mr John C C Chan	14,283	—	—	3,000[1]	17,283	0.00
Mr Patrick K W Chan	2,458	5,162	—	52,017[6]	59,637	0.00
Mr Jenkin Hui	10,906	24,342	1,208,413[2]	—	1,243,661	0.01
Dr Eric K C Li	—	18,132	79,622[3]	—	97,754	0.00
Mr Joseph C Y Poon	27,468[4]	61,538	—	65,844[6]	154,850	0.00
Mr Peter T S Wong	122,298	21,497	—	81,159[6]	224,954	0.00
Alternate Chief Executives:						
Mr William W Leung	11,021	—	—	47,148[6]	58,169	0.00
Mrs Dorothy K Y P Sit	11,998[5]	728	—	47,546[6]	60,272	0.00

Notes:

(1) 1,000 shares in the Bank and 3,000 shares in HSBC were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(2) Mr Jenkin Hui was entitled to fully control the voting power at general meetings of Parc Palais Incorporated, a private company, which beneficially held all of those shares in HSBC referred to above as his corporate interests.

(3) Dr Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares in HSBC referred to above as his corporate interests.

(4) 22,599 shares in HSBC were jointly held by Mr and Mrs Joseph C Y Poon.

(5) 5,680 shares were jointly held by Mrs Dorothy K Y P Sit and her husband.

(6) These represent interests in (i) options granted to Directors, chief executive and alternate chief executives under the HSBC Share Option Plans / HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan to acquire ordinary shares of US$0.50 each in HSBC; and (ii) conditional awards of shares under the HSBC Holdings plc Restricted Share Plan / HSBC Share Plans made in favour of Directors, chief executive and alternate chief executives and held by various trusts for ordinary shares of US$0.50 each in HSBC, as set against their respective names below:

	Options granted under the HSBC Share Option Plans / HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan	Conditional awards of shares under the HSBC Holdings plc Restricted Share Plan / HSBC Share Plans	Total
Directors:			
Mr Raymond C F Or	2,504	194,868	197,372
Mr Edgar D Ancona	459,113	101,800	560,913
Mr Patrick K W Chan	26,000	26,017	52,017
Mr Joseph C Y Poon	28,454	37,390	65,844
Mr Peter T S Wong	—	81,159	81,159
Alternate Chief Executives:			
Mr William W Leung	13,322	33,826	47,148
Mrs Dorothy K Y P Sit	5,435	42,111	47,546

Options granted under the HSBC Share Option Plans / HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan

As at the Latest Practicable Date, the Directors, chief executive and alternate chief executives mentioned below held unlisted physically settled options to acquire the number of ordinary shares of US$0.50 each in HSBC set against their respective names. These options were granted for nil consideration by HSBC.

	Options held at the Latest Practicable Date	Options exercised during the period from 1 January 2007 to the Latest Practicable Date (ordinary shares of US$0.50 each)	Exercise price per share	Date granted	Exercisable from	Exercisable until
Directors:						
Mr Raymond	1,515	—	£6.4720	10 May 2004	1 Aug 2009	31 Jan 2010
C F Or	989	—	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	2,504					
Mr Edgar D	—	56,175[(1),(2)&(3)]	US$14.6000	10 Nov 1997	10 Nov 1998	10 Nov 2007
Ancona	64,200[(1)&(3)]	—	US$13.7100	9 Nov 1998	9 Nov 1999	9 Nov 2008
	80,250[(1)&(3)]	—	US$16.9600	8 Nov 1999	8 Nov 2000	8 Nov 2009
	85,600[(1)&(3)]	—	US$18.4000	13 Nov 2000	13 Nov 2001	13 Nov 2010
	93,625[(1)&(3)]	—	US$21.3700	12 Nov 2001	12 Nov 2002	12 Nov 2011

	Options held at the Latest Practicable Date	Options exercised during the period from 1 January 2007 to the Latest Practicable Date (ordinary shares of US$0.50 each)	Exercise price per share	Date granted	Exercisable from	Exercisable until
	33,438[3]	—	US$10.6600	20 Nov 2002	20 Nov 2003	20 Nov 2012
	51,000	—	£9.1350	3 Nov 2003	3 Nov 2006	3 Nov 2013
	51,000	—	£8.2830	30 Apr 2004	30 Apr 2007	30 Apr 2014
	459,113					
Mr Patrick K W Chan	6,500	—	£7.4600	3 Apr 2000	3 Apr 2003	2 Apr 2010
	6,000	—	£8.7120	23 Apr 2001	23 Apr 2004	22 Apr 2011
	6,500	—	£8.4050	7 May 2002	7 May 2005	6 May 2012
	7,000	—	£6.9100	2 May 2003	2 May 2006	1 May 2013
	26,000					
Mr Joseph C Y Poon	9,000	—	£6.3754	29 Mar 1999	29 Mar 2002	29 Mar 2009
	4,750	—	£7.4600	3 Apr 2000	3 Apr 2003	3 Apr 2010
	2,750	—	£8.7120	23 Apr 2001	23 Apr 2004	23 Apr 2011
	4,400	—	£8.4050	7 May 2002	7 May 2005	7 May 2012
	5,050	—	£6.9100	2 May 2003	2 May 2006	2 May 2013
	1,515	—	£6.4720	10 May 2004	1 Aug 2009	31 Jan 2010
	989	—	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	28,454					
Alternate Chief Executives:						
Mr William W Leung	6,000	—	£6.9100	2 May 2003	2 May 2006	1 May 2013
	6,500	—	£8.2830	30 Apr 2004	30 Apr 2007	29 Apr 2014
	582	—	£6.4720	10 May 2004	1 Aug 2007	31 Jan 2008
	240	—	HK$103.4401	26 Apr 2006	1 Aug 2007	31 Oct 2007
	13,322					
Mrs Dorothy K Y P Sit	3,000	—	£8.7120	23 Apr 2001	23 Apr 2004	22 Apr 2011
	2,435	—	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	5,435					

Notes:

(1) Notification that Mr Edgar D Ancona held these unlisted physically settled options to acquire shares of US$0.50 each in HSBC was given by him in June 2007 on his becoming aware of the same.

(2) At the date of exercise, 14 May 2007, the market value per share was £9.5000.

(3) These represent Mr Edgar D Ancona's interests in options under the HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan. These options arise from options he held over shares of Household International, Inc. (now HSBC Finance Corporation) before its acquisition, which were converted into options over HSBC shares in the same ratio as the offer for HSBC Finance Corporation and the exercise prices per share adjusted accordingly. These options were granted at nil consideration.

Conditional awards of shares under the HSBC Holdings plc Restricted Share Plan / HSBC Share Plans

As at the Latest Practicable Date, the interests of the Directors, chief executive and alternate chief executives in the conditional awards of shares made in favour of them under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans and held by various trusts for ordinary shares of US$0.50 each in HSBC were as follows:

	Awards held at 1 January 2007	Awards made during the period from 1 January 2007 to the Latest Practicable Date	Shares awarded released during the period from 1 January 2007 to the Latest Practicable Date	Awards held at the Latest Practicable Date[(1)]
Directors:				
Mr Raymond C F Or	245,548	25,786	30,298	194,868
Mr Edgar D Ancona	68,369	31,464[(2)]	—	101,800
Mr Patrick K W Chan	23,571	7,325	—	26,017
Mr Joseph C Y Poon	32,512	10,889	—	37,390
Mr Peter T S Wong	87,491	24,174[(4)]	33,021	81,159
Alternate Chief Executives:				
Mr William W Leung	25,760	7,325	—	33,826
Mrs Dorothy K Y P Sit	47,573	9,213[(3)]	6,190	42,111

Note:

(1) This includes additional shares arising from scrip dividends.

(2) Notification that Mr Edgar D Ancona held these shares on 30 March 2007 was given by him on 3 July 2007 on his becoming aware of the same.

(3) Notification that Mrs Dorothy K Y P Sit held these shares on 30 March 2007 was given by her on 4 July 2007 on her becoming aware of the same.

(4) Notification that Mr Peter T S Wong held these shares on 30 March 2007 was given by him on 4 July 2007 on his becoming aware of the same.

Mr Raymond C F Or is a director of The Hongkong and Shanghai Banking Corporation Limited. Mr Peter T S Wong is an executive director of The Hongkong and Shanghai Banking Corporation Limited. Mr Edgar D Ancona is a director of certain subsidiaries of HSBC Holdings BV, including HSBC Asia Holdings BV, and Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited. Each of HSBC Holdings BV, HSBC Asia Holdings BV and The Hongkong and Shanghai Banking Corporation Limited has an interest in the share capital of the Bank as disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, which are disclosed under the heading "Shareholders' interests and short positions in securities" of this Appendix.

Save as disclosed above, none of the Directors, chief executive or alternate chief executives of the Company had, as at the Latest Practicable Date, any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

3. SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SECURITIES

So far as is known to any Director, chief executive or alternate chief executives of the Company, as at the Latest Practicable Date, the following persons (other than Directors, chief executive or alternate chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any option in respect of such capital:

Name of corporation	Number of shares held	Percentage of shares
The Hongkong and Shanghai Banking Corporation Limited	1,188,057,371	62.14%
HSBC Asia Holdings BV	1,188,057,371	62.14%
HSBC Asia Holdings (UK)	1,188,057,371	62.14%
HSBC Holdings BV	1,188,057,371	62.14%
HSBC Finance (Netherlands)	1,188,057,371	62.14%
HSBC Holdings plc	1,188,057,371	62.14%

Note: The Hongkong and Shanghai Banking Corporation Limited is a subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is a wholly-owned subsidiary of HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons (other than Directors, chief executive or alternate chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or had any option in respect of such capital.

None of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

Up to the Latest Practicable Date, none of the Directors had any direct or indirect material interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2006, being the date to which the latest published audited financial statements of the Company were prepared.

4. COMPETING BUSINESS INTERESTS OF DIRECTORS

As at the Latest Practicable Date, the following Directors had declared interests in the following entities which compete or are likely to compete, either directly or indirectly, with the business of the Group pursuant to Rule 8.10 of the Listing Rules.

Mr Raymond C F Or is a director of The Hongkong and Shanghai Banking Corporation Limited.

Mr Edgar D Ancona is the Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited and a director of certain of its subsidiaries. He is also a director of certain subsidiaries of HSBC Holdings BV, including HSBC Asia Holdings BV, the immediate holding company of The Hongkong and Shanghai Banking Corporation Limited.

Mr Patrick K W Chan is a director and Executive Committee Member of Industrial Bank Co., Ltd ("Industrial Bank"), in which the Bank holds a 12.78% stake. Industrial Bank conducts general banking business in mainland China.

Mr Peter T S Wong is Group General Manager and Executive Director, Hong Kong and mainland China of The Hongkong and Shanghai Banking Corporation Limited. Mr Wong is Chairman of INAH and non-executive director and Deputy Chairman of HSBC Bank (China) Company Limited, subsidiaries of The Hongkong and Shanghai Banking

Corporation Limited. Mr Wong is a director of Bank of Communications Co., Ltd., which conducts general banking business. He is also a director of Ping An Insurance (Group) Company of China, Ltd., which conducts life insurance, property and casualty insurance and other financial services.

HSBC, through its subsidiaries and associated undertakings, including The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank, is engaged in providing a comprehensive range of banking, insurance and related financial services.

The entities in which the Directors have declared interests are managed by separate boards of directors and management, which are accountable to their respective shareholders.

Further, Industrial Bank has a connected party transactions committee which is responsible for considering all matters concerning connected party transactions to be entered into by Industrial Bank as required by the laws of mainland China. All members of Industrial Bank's connected party transactions committee are independent non-executive directors of Industrial Bank.

The Board includes eight independent non-executive Directors whose views carry significant weight in the Board's decisions. The audit committee of the Bank, which consists of three independent non-executive Directors, meets regularly to assist the Board in reviewing the financial performance, internal control and compliance systems of the Bank and its subsidiaries. The Bank is, therefore, capable of carrying on its businesses independently of, and at arm's length from, the businesses in which a number of the Directors have declared interests.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by any member of the Group within one year without payment of compensation, other than statutory compensation.

6. LITIGATION

So far as the Directors are aware, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

7. QUALIFICATIONS

The following are the qualifications of the expert who has given an opinion or advice on the information contained in this circular:

Name	Qualifications
Trowbridge Deloitte	Trowbridge Deloitte Limited, acting as the actuarial adviser to the Bank and INAH, an actuarial consulting business registered under the requirements for consulting actuarial businesses of the Institute of Actuaries of Australia
BNP Paribas	BNP Paribas Capital (Asia Pacific) Limited, acting as the independent financial adviser, a corporation licensed to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, BNP Paribas S.A., BNP Paribas' parent company, beneficially owned 14,709,116 shares and 517,538 shares of HSBC and the Company respectively, representing approximately 0.13% and 0.03% of the issued share capital of HSBC and the Company respectively. Save as disclosed above, as at the Latest Practicable Date, Trowbridge Deloitte and BNP Paribas were not beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

8. CONSENT

As at the Latest Practicable Date, Trowbridge Deloitte and BNP Paribas have given and have not withdrawn their written consent to the issue of this circular with the inclusion of their letters, reports and/or summary of their opinions (as the case may be) and references to their names in the form and context in which they appear herein.

9. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest published audited financial statements of the Group were made up.

10. MISCELLANEOUS

(a) The company secretary of the Company is Mr C C Li. Mr C C Li holds a degree of Bachelor of Laws and Postgraduate Certificate in Laws conferred by The University of Hong Kong in 1986 and 1987 respectively. He was admitted as a solicitor of the Supreme Court of Hong Kong in 1990.

(b) The qualified accountant of the Company is Mr Patrick K W Chan. Mr Patrick K W Chan is a Council Member and Chairman of the Practice Review Oversight Board of the Hong Kong Institute of Certified Public Accountants and a member of the Professional Development Sub-committee of the Association of Chartered Certified Accountants in Hong Kong.

(c) The registered office and head office of the Company is at 83 Des Voeux Road Central, Hong Kong.

(d) All references to times in this circular refer to Hong Kong times.

(e) The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

11. PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

By virtue of the Listing Rules, the votes for approving the ordinary resolution in respect of the Acquisition must be taken by way of poll.

According to Article 63 of the Articles of Association, a resolution put to vote at any general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a) the chairman of the meeting; or

(b) at least two members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) a member or members representing not less than ten per cent of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than ten per cent of the total sum paid up on all the shares conferring the right to vote at the meeting.

In accordance with Article 64 of the Articles of Association, if a poll be demanded in the manner aforesaid, it shall be taken at such time and place, and in such manner, as the chairman of the meeting shall direct (including the use of ballot or voting papers or tickets), and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours except on Saturday, Sunday and public holidays at the offices of Norton Rose at 38th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong the date of this circular up to and including the date of the EGM (and any adjournment thereof):

(a) the memorandum and articles of association of the Company;

(b) the Acquisition Agreement;

(c) the New Management Services Agreement;

(d) the New Investment Management Agreement;

(e) the annual report and accounts of the Company for the financial years ended 31 December 2005 and 2006;

(f) the letter from the Independent Board Committee to the Independent Shareholders dated 13 July 2007, the text of which is set out on page 13 of this circular;

(g) the letter from BNP Paribas to the Independent Board Committee and the Independent Shareholders dated 13 July 2007, the text of which is set out on pages 14 to 23 of this circular;

(h) this circular and a copy of each circular published since the last audited accounts of the Company;

(i) the written consent of Trowbridge Deloitte referred to in this section headed "Consent" in paragraph 8 of this appendix; and

(j) the written consent of BNP Paribas referred to in this section headed "Consent" in paragraph 8 of this appendix.

恒生銀行
HANG SENG BANK

(Incorporated in Hong Kong with limited liability)
(Stock Code: 11)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Hang Seng Bank Limited (the "Company") will be held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Wednesday, 1 August 2007 at 3:30 p.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** the acquisition agreement entered into between HSBC Insurance (Asia-Pacific) Holdings Limited (as vendor) and Hang Seng Insurance Company Limited (as purchaser) dated 22 June 2007 (the "Acquisition Agreement") in relation to the transfer of 485,000 ordinary shares of HK$1,000 each in the capital of Hang Seng Life Limited (a copy of which has been produced to the meeting marked "A" and initialled by the Chairman of this meeting for the purpose of identification) and the transaction contemplated therein be and is hereby approved, confirmed and ratified, and each of the directors of the Company be and are hereby authorised to do all such further acts and things, negotiate, approve, agree, sign, initial, ratify and/or execute such further documents and take all steps which may be in their opinion necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement and the transaction contemplated thereunder."

By Order of the Board

C C Li
Secretary

Hong Kong, 13 July 2007

Notes:

(1) A form of proxy for use at the EGM is enclosed.

(2) A shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and (on a poll) vote instead of the shareholder. A proxy need not also be a shareholder of the Company.

(3) In the case of joint registered holders of any shares, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names of the holders stand in the Register of Shareholders.

(4) *To be effective, the form of proxy must be duly completed and should be lodged together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy (where executed abroad) or official copy of that power or authority, at the Legal and Company Secretarial Services Department, Hang Seng Bank Limited, Level 10, 83 Des Voeux Road Central, Hong Kong not later than 3:30 p.m. on 30 July 2007 or not less than 48 hours before the time appointed for the holding of the extraordinary general meeting (or any adjournment thereof).*

(5) *The voting in respect of the approval of the ordinary resolution will be conducted by way of a poll.*

(6) *As at the date hereof, the Board of Directors of the Company comprises Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C LI*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.*

\# *Non-executive Director*

* *Independent non-executive Director*

THIS CIRCULAR

This circular is now available in printed form and on the Bank's website: http://www.hangseng.com.

Shareholders who received this circular by electronic means and wish to receive a printed copy may send a notice in writing to the Bank's Registrars:

Computershare Hong Kong Investor Services Limited
Rooms 1806-7, 18th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Facsimile: (852) 2529 6087
Email: hkinfo@computershare.com.hk

Shareholders who have chosen to receive this circular by electronic means through the Bank's website and who, for any reason, have difficulty in receiving or gaining access to this circular, may submit a written request to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, and will be sent this circular in printed form free of charge.

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部**恒生銀行有限公司**股份**售出或轉讓**，應立即將本通函及隨附的投票委託書交予買方或承讓人，或送交經手買賣或轉讓的銀行、股票經紀或其他註冊代理商，以便轉交買方或承讓人。

恒生銀行
HANG SENG BANK

(於香港註冊成立之有限公司)
(股份代號：11)

須予披露及關連交易

獨立董事委員會及獨立股東的
獨立財務顧問

BNP PARIBAS
CORPORATE & INVESTMENT BANKING

董事會函件載於本通函第4頁至第12頁。

獨立董事委員會函件載於本通函第13頁。法國巴黎融資致獨立董事委員會及獨立股東的函件載於本通函第14頁至第23頁。

本公司謹訂於二零零七年八月一日(星期三)下午三時三十分在香港德輔道中八十三號恒生銀行總行二十四樓博愛堂召開股東特別大會，股東特別大會通告載於本通函第35頁至第36頁。

無論　閣下能否出席股東特別大會，均務請儘早將隨附之投票委託書按照其上印列的指示填妥，並必須不遲於二零零七年七月三十日下午三時三十分或股東特別大會(或其任何續會)的指定舉行時間四十八小時前，送達香港德輔道中八十三號十樓恒生銀行有限公司法律及公司秘書事務部。　閣下填妥及交回投票委託書後，屆時仍可親自出席股東特別大會(或其任何續會)並於會上投票。

二零零七年七月十三日

[此中文譯本只供參考，內容以英文本為準]

目　　錄

頁數

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「收購」	由恒生保險以購買價港幣二十四億元向滙豐保險(亞太)收購出售股份
「收購協議」	由滙豐保險(亞太)及恒生保險於二零零七年六月二十二日簽訂之收購協議
「公佈」	本公司於二零零七年六月二十二日就收購及其他事項發出之公佈
「註冊章程」	本公司之註冊章程(經不時採納、修訂或修改)
「聯繫人士」	定義與上市規則所述者相同
「銀行業條例」	香港法例第155章銀行業條例
「法國巴黎融資」或「獨立財務顧問」	法國巴黎融資(亞太)有限公司，根據證券及期貨條例獲發牌可從事第1類(證券交易)及第6類(就機構融資提供意見)受規管活動之公司，為獨立董事委員會及獨立股東就收購提供意見之獨立財務顧問
「董事會」	本公司之董事會
「本公司」或「本行」	恒生銀行有限公司，於香港註冊成立之有限責任公司，股份於交易所上市(股份代號：11)
「完成」	完成收購
「關連人士」	定義與上市規則所述者相同
「董事」	本公司之董事
「股東特別大會」	將於二零零七年八月一日召開之股東特別大會，以考慮並認為適當時批准收購
「本集團」	本公司及其附屬公司
「香港財務報告準則」	由香港會計師公會頒佈之香港財務報告準則及不時作出之修訂、補充或其他修改

「港幣」	港元，香港之法定貨幣
「香港」	中華人民共和國香港特別行政區
「滙豐控股」	滙豐控股有限公司，於英國及威爾斯註冊成立之有限責任公司，股份於交易所上市(股份代號：5)
「恒生保險」	恒生保險有限公司，於香港註冊成立之有限責任公司
「恒生人壽」	恒生人壽保險有限公司，於香港註冊成立之有限責任公司
「滙豐保險(亞太)」	滙豐保險集團(亞太)有限公司，於香港註冊成立之有限責任公司
「滙豐人壽」	滙豐人壽(國際)有限公司，於百慕達註冊成立之有限責任公司
「滙豐投資管理」	滙豐投資管理(香港)有限公司(前稱滙豐資產管理(香港)有限公司)，於香港註冊成立之有限責任公司
「獨立董事委員會」	本公司董事會成立之獨立董事委員會，包括所有獨立非執行董事，就收購向獨立股東提供意見
「獨立股東」	滙豐控股及其聯繫人士除外之股東
「保險業監督」	根據保險公司條例委任之保險業監理處
「保險公司條例」	香港法例第41章保險公司條例
「合營協議」	本公司於一九九五年十一月三日就恒生人壽簽訂之合營協議，並分別於二零零一年三月二十六日及二零零二年十二月四日與滙豐保險(亞太)簽訂協議作出補充
「最後實際可行日期」	二零零七年六月三十日，即本通函付印前之最後實際可行日期，以確定本通函所載若干資料

「上市規則」	交易所證券上市規則
「金管局」	根據香港法例第66章外匯基金條例第5A條委任之金融管理專員
「新投資管理協議」	由滙豐投資管理與恒生人壽於二零零七年六月二十二日簽訂之投資管理協議
「新管理服務協議」	由滙豐人壽與恒生人壽於二零零七年六月二十二日簽訂之管理服務協議
「出售股份」	將由恒生保險根據收購協議有條件地收購之四十八萬五千股每股面值港幣一千元之恒生人壽普通股股本
「證券及期貨條例」	香港法律第571章證券及期貨條例
「股份」	本公司股本中每股面值港幣五元之普通股
「股東」	本公司之股東
「交易所」	香港聯合交易所有限公司
「Trowbridge Deloitte」	Trowbridge Deloitte Limited
「%」	百分率

恒生銀行
HANG SENG BANK

(於香港註冊成立之有限公司)
(股份代號：11)

董事
執行董事
柯清輝先生 *(副董事長兼行政總裁)*
陳國威先生
潘仲賢先生

非執行董事
魏國麟先生
羅康瑞博士
王冬勝先生

獨立非執行董事
陳祖澤先生
鄭裕彤博士
張建東博士
許晉乾先生
利定昌先生
李家祥博士
冼為堅博士
鄧日燊先生

註冊辦事處
香港德輔道中八十三號

敬啟者：

須予披露及關連交易

緒言

於二零零七年六月二十二日，本公司宣佈本公司之全資附屬公司恒生保險已與滙豐控股之間接擁有全資附屬公司滙豐保險(亞太)簽訂收購協議。根據該協議，恒生保險已同意根據收購協議之條款及條件(尤其為先決條件)，以對價港幣二十四億元向滙豐保險(亞太)收購恒生人壽百分之五十已發行股本。本公司擁有恒生人壽之已發行股本其餘百分之五十之權益。

恒行人壽之主要業務為利用本集團之分銷網絡及本集團聘用之保險代理人，向香港地區客戶提供人壽保險服務。若干與恒生人壽之擁有權及管理有關之事項，均受合營協議之規限。恒生人壽現時被列為本公司之附屬公司，並將其賬項合併於本公司之賬項內。

根據上市規則，是項收購構成本公司之須予披露及關連交易。有關進一步詳情，請參閱本董事會函件內之「須予披露及關連交易」之章節。根據上市規則，是項收購須獲得本公司獨立股東批准。

本公司已成立一個包括所有獨立非執行董事之獨立董事委員會，就收購向獨立股東提供意見。本公司已委任法國巴黎融資為獨立財務顧問，就收購向獨立董事委員會及獨立股東提供意見。

本通函之目的為向　閣下提供：

(甲)有關收購協議及據此擬進行之交易之進一步詳情；

(乙)獨立董事委員會就收購向獨立股東提出之意見及建議；

(丙)法國巴黎融資就收購向獨立董事委員會及獨立股東提出之意見及建議；及

(丁)建議為批准收購之普通議決案而召開之股東特別大會通告。

收購

根據賣方為滙豐保險(亞太)及買方為恒生保險所簽訂之收購協議，恒生保險已有條件地同意向滙豐保險(亞太)購入出售股份，即恒生人壽之百分之五十已發行股本及滙豐保險(亞太)持有之恒生人壽所有權益，對價為港幣二十四億元。本公司擁有恒生人壽之已發行股本其餘百分之五十之權益，而恒生人壽之賬項將繼續合併於本公司之賬項內。是項收購之部份資金會從本集團之內部資源支付，部份則來自本公司於二零零七年六月二十九日公佈發行之後償債券所得款項。

日期

二零零七年六月二十二日

交易各方

滙豐保險(亞太)
恒生保險

先決條件

收購協議之完成有待以下各條件於二零零七年十二月三十一日或之前得到滿足或經由恒生保險及滙豐保險(亞太)雙方在法律容許之範圍內以書面協議放棄：

(甲) 保險業監督批准恒生保險成為恒生人壽之「控權人」(根據保險公司條例第13B(1)條之定義)；

(乙) 金管局根據銀行業條例第87A條，同意恒生保險收購一家公司全部或部份股本，而涉及之金額達本公司資本基礎之百分之五或以上；

(丙) 在有關各方均沒有法律責任之情況下，以書面終止有關之合營協議；及

(丁) 本公司之獨立股東於股東特別大會上通過一項議決案批准有關收購協議。

如果上述條件於二零零七年十二月三十一日或之前或各方約定的較後日期未有得到滿足或(在法律容許之範圍內)未被放棄，收購協議將會終止。除非在終止日期前有違約情況，否則任何一方均不能向另一方提出申索。預期收購會於二零零七年八月三十一日或之前完成，但須視乎上述條件是否得到滿足而定。

對價及估價

出售股份之購入價港幣二十四億元乃本公司根據恒生人壽於二零零七年三月三十一日之估值，按各自獨立利益商討及以一般商務條款釐定。恒生人壽之估值由Trowbridge Deloitte以持續經營為基礎根據其未經審核管理賬項進行，於二零零七年三月三十一日之估值介乎港幣四十九億一千九百萬元至港幣五十四億五千五百萬元。有關估值採用傳統之精算評估方式及根據市場比較法，使用類似交易及／或其他上市公司之資料作出調整。該估值反映恒生人壽之經調整資產淨值(於扣減法定儲備要求之資金成本後)、現有業務價值及未來新業務價值(假設維持現時之銷售安排)，並計及業務計劃、過去之銷售表現及未來產品銷售之邊際利潤。

根據恒生人壽之估值，出售股份之價值(即恒生人壽已發行股本之百分之五十)介乎港幣二十四億五千九百五十萬元至港幣二十七億二千七百五十萬元。根據

Trowbridge Deloitte於估值報告中確認之以往市場比較資料，顯示售價乃介乎估值範圍之零點八二倍（根據可作比較之交易之最低可能支付對價）至一點一六倍（根據可作比較之交易之最高可能支付對價）。是次收購之對價屬於此範圍內。

此估值已參考恒生人壽於二零零七年三月三十一日之未經審核管理賬項及其現有及未來新業務之價值，以及下列主要基礎及假設：

(甲) 若干因產品類別而異之假設每年終止業務比率，並根據恒生人壽之過往經驗及參考同業經驗而釐定；

(乙) 以後二十年新業務之每年平均增長比率為百分之五點六至百分之七點四（已考慮最佳及最差增長情況）。二十年期乃被視作持續經營之新業務銷售之合適量度方法，並為於香港進行之類似交易採用之基準。該增長比率乃根據恒生人壽過往之銷售表現、香港之預測市場增長及與本公司管理層對未來業務計劃之討論；

(丙) 根據資本資產定價模型釐定，恒生人壽現有業務及未來新業務之風險折現率為百分之十一；及

(丁) 若干因產品類別而異之未來投資回報率。大部份現有業務屬非掛鉤傳統產品，而該產品類別之假設回報率為每年百分之五點五，此乃基於相關資產組合及資產之預期回報。

該等假設之性質並非上市規則第14.61及14.62條適用之盈利預測。

Trowbridge Deloitte以本公司及滙豐保險（亞太）之聯合精算顧問身份作出是項估值。Trowbridge Deloitte經營精算顧問業務，在多個市場有廣泛之人壽保險業務估值經驗，尤其包括香港市場之人壽保險公司交易之估值。Trowbridge Deloitte乃Deloitte於全球提供精算及保險業務網絡之成員公司。人壽保險業務估值為該公司提供之主要服務。Trowbridge Deloitte乃獨立於本公司、恒生人壽、滙豐保險（亞太）及滙豐控股。

恒生人壽之資料

恒生人壽於一九七四年二月十二日於香港註冊成立。本公司於一九九五年擁有恒生人壽百分之五十已發行股本。恒生人壽之主要業務為利用本集團之分銷網絡及本集團聘用之保險代理人，向香港地區客戶提供人壽保險服務。恒生人壽亦參與承保與投資掛鉤之人壽保險及退休計劃管理。現時，恒生人壽之管理、技術、精算及其他

支援功能，均由滙豐保險(亞太)之全資附屬公司滙豐人壽負責處理。此外，滙豐控股之全資附屬公司滙豐投資管理亦作為恒生人壽若干保險基金之投資經理。

恒生人壽於過去三個財政年度根據香港財務報告準則編製之主要經審核財務數據如下：

	二零零六年	二零零五年	二零零四年
		港幣百萬元	
總資產	25,174	16,685	9,533
投資證券總額	24,957	16,498	9,457
股東資金總額	1,842	1,026	672
承保收入總額	7,556	7,498	4,038
投資收入淨額	1,638	421	426
收入淨額	9,177	7,908	4,454
除税前溢利	319	199	226
除税後溢利	316	189	226

收購對本集團之財務影響

恒生人壽現時被列為本集團之附屬公司，其財務業績已合併於本集團之綜合財務報表內。恒生人壽於截至二零零六年十二月三十一日止年度之經審核淨溢利約為港幣三億一千六百萬元。根據本集團之會計政策，恒生人壽於截至二零零六年十二月三十一日止年度，經扣減遞延税項後之有效保單淨現值有港幣二億九千九百萬元之變動，該變動亦已於本集團之綜合賬項內確認為其他營業收入。因此，恒生人壽對淨溢利總額之貢獻約為港幣六億一千五百萬元。於扣減由滙豐保險(亞太)持有恒生人壽百分之五十之權益後，截至二零零六年十二月三十一日止年度，本公司於恒生人壽之權益，為股東帶來之淨溢利為港幣三億七百五十萬元。根據出售股份之購買價港幣二十四億元及本公司截至二零零六年十二月三十一日止年度之總平均資金成本約百分之三點四計算，估計收購資金之機會成本約為港幣八千二百萬元。因此，倘是項收購於二零零五年十二月三十一日完成，本公司截至二零零六年十二月三十一日止年度之股東應得溢利應可獲得提升。

本集團於二零零六年十二月三十一日之經審核綜合資產淨值約為港幣四百八十六億九千八百萬元。各董事預期收購之對價會超逾本集團於恒生人壽可識別資產、負債及或有債務之公平價值淨值之權益，因此會錄得商譽。經初步確認後，本集團將需要為該項商譽進行減值評估。鑒於恒生人壽之財務及業務情況，各董事並不預期在最近之將來該商譽會有任何減值。因此，各董事預期收購不會引致本集團之資產淨值有任何改變。

於二零零六年十二月三十一日，本集團之現金及等同現金項目約為港幣九百零二億七千五百萬元。

收購之原因及利益

為落實本公司之增長路向策略，理財業務乃本公司之核心業務及發展重點(如本公司二零零五年年報所述)。理財業務分為兩項主要業務：保險業務(主要為人壽保險業務)及投資服務，兩者相輔相成，為本公司之客戶提供服務。

本公司之人壽保險業務透過恒生人壽進行。恒生人壽採用「銀行保險」模式，利用本集團之品牌、銷售網絡及客戶基礎，透過本集團之分銷網絡及本集團聘用之保險代理人分銷其產品。

作為本公司理財業務及保險業務長遠發展的一部份，各董事認為有強大的商業需要，向滙豐保險(亞太)購入其餘之恒生人壽之人壽保險業務。

在二零零二年至二零零六年期間，恒生人壽之每年應得溢利及有效保單現值之每年複式增長率為百分之二十六點八，高於同期本公司應得溢利(為免產生疑問，包括來自由本集團目前持有百分之五十股本之恒生人壽之溢利及有效保單現值)之每年複式增長率百分之三點六。因此，各董事認為收購恒生人壽其餘百分之五十股本將可提升本公司之溢利增長。

此外，收購本公司未持有之其餘恒生人壽股本，可令本公司在產品策略方面更具靈活性，以及在產品或市場推廣焦點從投資業務轉移至保險業務時，令本公司有較強能力減少其對溢利之不利影響。由於恒生人壽成為本公司及滙豐保險(亞太)之合營公司已超過十年，本公司已熟悉恒生人壽之業務及產品。倘未來本公司決定進一步將恒生人壽之人壽保險業務結合於本集團內，本公司並不預期有關業務結合會對本集團之運作有任何重大影響。

須予披露及關連交易

由於是項收購支付之對價之適用百分率(根據上市規則第14.07條所界定)超逾百分之五但低於百分之二十五，有關收購構成本公司之一項須予披露交易，須根據上市規則第14.38條作出進一步披露。

鑒於滙豐控股間接持有本公司已發行股本約百分之六十二點一四，因此滙豐保險(亞太)乃本公司之關連人士。因此，是項收購屬於本公司一項關連交易。由於是項收購

支付之對價之適用百分率(根據上市規則第14.07條所界定)超逾百分之二點五，是項收購須根據上市規則就關連交易之規定作出申報、公佈及獲得獨立股東批准。

其他協議

於二零零七年六月二十二日，本公司亦宣佈恒生人壽已與滙豐保險(亞太)之全資附屬公司滙豐人壽簽訂一份新管理服務協議，恒生人壽亦已與滙豐控股之全資附屬公司滙豐投資管理簽訂一份新投資管理協議。根據新管理服務協議，滙豐人壽將繼續向恒生人壽提供若干管理服務，即風險管理、後勤處理及行政、選定產品之發展及定價、資訊科技及業務復原、財務監控及精算服務，以便恒生人壽於完成收購協議後進行其人壽保險業務。根據新投資管理協議，滙豐投資管理將繼續作為恒生人壽持有之若干保險基金的投資經理。

新管理服務協議及新投資管理協議以完成收購協議為先決條件。由於滙豐人壽及滙豐投資管理屬於本公司之關連人士，新管理服務協議及新投資管理協議屬於本公司之持續關連交易。由於每一份協議內之每項持續關連交易的年度上限於合計後之適用百分率(根據上市規則第14.07條所界定)超逾百分之零點一但低於百分之二點五，新管理服務協議及新投資管理協議可豁免獨立股東批准之規定，而只須根據上市規則第14A.45條至14A.47條就持續關連交易之規定作出申報及公佈。有關該等協議之進一步詳情，請參閱本公司於二零零七年六月二十二日發出之公佈。

股東特別大會

建議為批准收購協議及據此擬進行之交易之普通議決案而召開之股東特別大會通告，現列於此通函之第35至36頁。有關普通議決案將以股數投票方式表決。

隨函附上於股東特別大會使用之投票委託書乙份。無論 閣下能否出席股東特別大會，均務請儘早將隨附之投票委託書按照其上印列的指示填妥，並必須不遲於二零零七年七月三十日下午三時三十分前或該會議(或其任何續會)的指定舉行時間四十八小時前，送達香港德輔道中八十三號恒生銀行有限公司十樓法律及公司秘書事務部。 閣下填妥及交回投票委託書後，屆時仍可親自出席股東特別大會(或其任何續會)並於會上投票。

於股東特別大會結束後，本公司將作出公佈，以通知　閣下有關股東特別大會之投票結果。

滙豐控股及其聯繫人士持有十一億八千八百零五萬七千三百七十一股股份，約佔本公司已發行股本百分之六十二點一四，將於股東特別大會上就有關批准收購之普通議決案放棄投票。任何於收購有重大利益之股東及其關連人士須就批准收購之普通議決案放棄投票。

獨立董事委員會

本公司已成立一個由本公司所有獨立非執行董事組成之獨立董事委員會，就有關收購協議及據此擬進行之交易向獨立股東提供意見。請留意列於此通函內第13頁之獨立董事委員會於二零零年七月十三日發出之函件內之意見。

經考慮法國巴黎融資列於本通函之第14至23頁之意見後，獨立董事委員會認為收購之條款對獨立股東而言屬公平合理，而收購乃符合本公司及股東之整體利益。因此，獨立董事委員會建議獨立股東投票贊成載於此通函內之股東特別大會通告之批准收購普通議決案。

獨立財務顧問

法國巴黎融資已獲委任為獨立財務顧問，就收購協議及據此擬進行之交易向獨立董事委員會及獨立股東提供意見。由法國巴黎融資向獨立董事委員會及獨立股東發出並載有其意見及建議之函件列於本通函之第14至23頁。

經考慮法國巴黎融資致獨立董事委員會及獨立股東之函件內之主要理由及因素(列於本通函之第14至23頁)後，法國巴黎融資認為收購乃屬公平合理，並按正常商業條款及本集團之正常及慣常業務運作下進行及符合本公司及股東之整體利益。因此，法國巴黎融資建議獨立董事委員會推薦獨立股東投票贊成載於此通函內之股東特別大會通告之普通議決案，以批准收購。

推薦意見

各董事(包括獨立非執行董事)認為收購之條款屬公平合理，並符合股東之整體利益。因此，各董事(包括獨立非執行董事)建議合資格股東投票贊成載於此通函內之股東特別大會通告之普通議決案，以批准收購。

一般資料

本集團主要在香港從事商業及零售銀行業務，為客戶提供全面之理財產品及服務。

滙豐控股為全球最大之銀行及金融服務機構之一，於歐洲、亞太區、美洲、中東及非洲八十二個國家有業務運作。滙豐保險(亞太)乃三家承保公司之母公司，包括滙豐保險(亞洲)有限公司、滙豐人壽、滙豐保險(新加坡)私人有限公司，以及持有另一家承保公司HSBC Amanah Takaful (Malaysia) Sdn Bhd百分之四十九股權。滙豐保險(亞太)透過該等公司，為一家主要提供責任保險、人壽、水險、醫療及財物保險，以及退休金計劃，以及在香港提供強制性公積金計劃之服務提供者。

其他資料

本通函附錄載有進一步資料，敬希垂注。

此致

列位股東

副董事長兼行政總裁
柯清輝
謹啟

二零零七年七月十三日

恒生銀行
HANG SENG BANK

(於香港註冊成立之有限公司)
(股份代號：11)

敬啟者：

須予披露及關連交易

本函件乃本公司於二零零七年七月十三日刊發的通函(「通函」)之其中一部份。除文義另有所指外，通函所界定詞彙與本函件所用者具相同涵義。

吾等已獲委任為獨立董事委員會，就是項收購之條款對獨立股東是否公平合理及符合本公司及股東之整體利益，向　閣下提供意見。法國巴黎融資已就是項收購獲委任為獨立財務顧問，以便向獨立董事委員會及獨立股東提供意見。

敬請　閣下留意通函第4頁至第12頁所載之「董事會函件」及通函第14頁至第23頁所載之法國巴黎融資致獨立董事委員會及獨立股東函件。

經考慮是項收購之條款和條件及法國巴黎融資就此提出之意見及建議後，吾等認為是項收購之條款對獨立股東而言屬公平合理並符合本公司及股東之整體利益。因此，吾等建議　閣下投票贊成將於股東特別大會中提呈批准是項收購之普通議決案。

此致

列位獨立股東　台照

獨立董事委員會
陳祖澤先生
鄭裕彤博士
張建東博士
許晉乾先生
利定昌先生
李家祥博士
冼為堅博士
鄧日燊先生
謹啟

二零零七年七月十三日

以下為法國巴黎融資就是項收購致獨立董事委員會及獨立股東之意見函件之全文，以供載入本通函。

BNP PARIBAS
CORPORATE & INVESTMENT BANKING

法國巴黎融資(亞太)有限公司
香港中環金融街8號
國際金融中心二期63樓
電話：(852) 2825 1888
傳真：(852) 2845 5300

敬啟者：

須予披露及關連交易
收購恒生人壽保險有限公司股份

緒言

吾等獲委任為獨立財務顧問，就收購向獨立董事委員會及獨立股東提供意見，收購詳情載於　貴公司於二零零七年七月十三日刊發之通函(「通函」，本函件為其中一部份)所載董事會函件內。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

於二零零七年六月二十二日，恒生保險(　貴公司之全資附屬公司)與滙豐控股之間接擁有全資附屬公司滙豐保險(亞太)簽訂收購協議。根據該協議，恒生保險已有條件地同意購買恒生人壽之出售股份，即其百分之五十已發行股本，購買價為港幣二十四億元。

鑒於滙豐控股間接持有　貴公司已發行股本約百分之六十二點一四，因此滙豐保險(亞太)乃　貴公司之關連人士。因此，是項收購構成　貴公司一項關連交易。由於是項收購應付之對價之各項適用百分比率(根據上市規則第14.07條所界定)超逾百分之二點五，是項收購須根據上市規則之規定作出申報、公佈及獲得獨立股東批准。

吾等注意到，由於各項適用之百分比率超過百分之五但低於百分之二十五，有關收購亦構成　貴公司之一項須予披露交易。

收購須待(其中包括)獨立股東於股東特別大會以按股數投票方式表決批准後，方為有效，而滙豐控股及其聯繫人士須於會上放棄投票。　貴公司已成立獨立董事委員會(包括所有獨立非執行董事)，以就收購及據此擬進行之交易向獨立股東提供意見。

吾等為持牌法團，持有一項牌照以進行香港法例第五百七十一章《證券及期貨條例》所指之第1類(證券交易)及第6類(就機構融資提供意見)受規管活動。吾等將就交付本函件而從　貴公司收取費用。　貴公司亦已同意就本聘任而招致之若干責任及開支而向法國巴黎融資及若干有關人士作出彌償。

於最後實際可行日期，吾等所屬集團公司(「法國巴黎銀行集團」)與滙豐控股集團多家不同成員公司有銀行相關業務，有關業務佔法國巴黎銀行集團總資產(根據其於二零零六年十二月三十一日之綜合資產負債表)不足百分之一。除本函件所披露者及上文所述吾等向　貴公司提供服務而收取之一般專業費用外，並無任何安排令吾等有權從　貴公司、其附屬公司或聯營公司收取任何費用或利益。因此，吾等認為吾等適合就收購之條款向獨立董事委員會及獨立股東提供獨立財務意見。於最後實際可行日期，吾等之母公司BNP Paribas S.A.分別實益擁有滙豐控股及　貴公司一千四百七十萬九千一百一十六股及五十一萬七千五百三十八股股份，分別佔滙豐控股及　貴公司已發行股本約百分之零點一三及百分之零點零三。鑒於就收購而言以此方式於滙豐控股及　貴公司持有之權益與獨立股東所持權益並無差異，故吾等並不認為該等持股權益會影響吾等意見之客觀性。

在吾等達致有關意見時，吾等乃依賴董事、　貴公司之顧問及　貴公司之管理層所提供之聲明、資料及事實、所表達之意見以及所作出之陳述(包括通函所載者)，並假設所有聲明、意向、意見及陳述(　貴公司及董事對此負全責)於作出時所有各方面均屬真實、完整及正確，且於截至通函刊發日期(包括該日)依然如是，並可作依賴。吾等已假設本通函所載管理層或董事之所有意向聲明將得以落實，而董事所有期望經已達致。吾等亦已依賴通函所述假設及公眾所得若干資料，並假設該等資料準確及可靠。吾等已審閱(其中包括)收購協議及Trowbridge Deloitte所編製恒生人壽於二零零七年三月三十一日之估值。吾等認為，吾等已接獲及審閱足夠資料，作為吾等意見之合理依據。然而，吾等並無就該等資料作出任何獨立核證，或就　貴公司之業務及事宜進行獨立調查，且未對任何資產或負債作任何估值或評估，亦未對　貴公司未來前景之商業可行性或上述協議任何其他訂約方之未來前景進行任何

形式之調查。吾等已進一步假設在不會對　貴公司所預計利益構成任何不利負面影響下，已獲取或將獲取所有有關該協議之有效性及實施而所需之政府、監管機關或其他同意及批文。吾等亦已獲董事告知，通函內所述資料及陳述並無遺漏任何重大事實，吾等亦無理由懷疑有任何重大資料遭隱瞞，或懷疑所提供資料之真實或準確性。吾等已尋求董事確認，以確認所提供之資料及／或所表達之意見並無遺漏重大事實或其他資料。

吾等之意見必須依據當時存在及可予評估之市場、經濟及其他狀況及截至提供有關意見日期止吾等可公開取得之資料而作出。吾等並無責任更新本意見以涵蓋本意見提交獨立董事委員會及獨立股東後所發生之事件。謹請注意，倘吾等提供意見時已得悉於通函日期後可能發展或改變之情況，則可能影響或改變吾等所提供之意見。吾等概不就有關情況而承擔任何責任。

所考慮的主要因素及理由

於制定吾等之意見時，吾等已考慮下列所載主要因素及理由。於達致吾等之結論時，吾等已衡量各項分析結果，並根據所有整體分析而最終達致吾等之意見。

背景

誠如通函之董事會函件所述，恒生人壽於一九七四年二月十二日於香港註冊成立。　貴公司於一九九五年擁有恒生人壽百分之五十已發行股本。恒生人壽之主要業務為利用　貴集團之分銷網絡及　貴集團聘用之保險代理人，向香港地區客戶提供人壽保險服務。恒生人壽亦參與承保與投資掛鈎之人壽保險及退休計劃管理。現時，恒生人壽之管理、技術、精算及其他支援功能，均由滙豐保險(亞太)之全資附屬公司滙豐人壽負責處理。此外，滙豐控股之全資附屬公司滙豐投資管理擔任恒生人壽旗下若干保險基金之投資經理。目前，滙豐控股間接擁有之全資附屬公司滙豐保險(亞太)是恒生人壽其餘百分之五十已發行股本之擁有者。若干與恒生人壽之擁有權及管理有關之事項，均受合營協議之規限。恒生人壽現時被列為　貴集團之附屬公司，其財務業績合併於　貴集團之綜合財務報表內。

滙豐控股是全球最大之銀行及金融服務機構之一，於歐洲、亞太區、美洲、中東及非洲八十二個國家有業務運作。滙豐保險(亞太)乃三間承保公司之母公司，包括滙豐保險(亞洲)有限公司、滙豐人壽、滙豐保險(新加坡)私人有限公司，以及持有另

一間承保公司HSBC Amanah Takaful (Malaysia) Sdn Bhd百分之四十九股權。滙豐保險(亞太)透過該等公司，作為一家主要提供責任保險、人壽、水險、醫療及財物保險，以及退休金計劃，以及在香港提供強制性公積金計劃之服務提供者。滙豐投資管理之主要業務乃管理客戶之投資組合及提供其他金融服務。滙豐控股間接持有 貴公司已發行股本約百分之六十二點一四。

收購之原因

誠如 貴公司二零零五年年報所述，為落實 貴公司之增長路向策略，理財業務乃 貴公司之核心業務及發展重點。理財業務分為兩項主要業務：保險業務(主要為人壽保險業務)及投資服務，兩者相輔相成，為 貴公司之客戶提供服務。

誠如通函之董事會函件所載， 貴公司之人壽保險業務透過恒生人壽進行。恒生人壽採用「銀行保險」模式，利用 貴集團之品牌、銷售網絡及客戶基礎，透過 貴集團之分銷網絡及 貴集團聘用之保險代理人分銷其產品。作為 貴公司理財業務長遠發展的一部份，各董事認為有強大的商業需要，向滙豐保險(亞太)購入其餘之恒生人壽之人壽保險業務。

通函之董事會函件進一步載列，在二零零二年至二零零六年期間，恒生人壽之每年應得溢利及有效保單現值之每年複式增長率為百分之二十六點八，高於同期 貴公司應得溢利(為免產生疑問，包括來自由 貴集團目前持有百分之五十股本之恒生人壽之溢利及有效保單現值)之每年複式增長率百分之三點六。因此，各董事認為收購恒生人壽其餘百分之五十股本將可提升 貴公司之溢利增長。此外，收購 貴公司未持有之其餘恒生人壽股本，可令 貴公司在產品策略方面更具靈活性，以及在產品或市場推廣焦點從投資業務轉移至保險業務時，令 貴公司有較強能力減少其對溢利之不利影響。由於恒生人壽成為 貴公司及滙豐保險(亞太)之合營公司已超過十年， 貴公司已熟悉恒生人壽之業務及產品。倘未來 貴公司決定進一步將恒生人壽之人壽保險業務結合於 貴集團內， 貴公司並不預期有關業務結合會對 貴集團之運作有任何重大影響。

考慮到上述原因及因素，吾等並無理由懷疑收購之商業理據。

收購協議之主要條款

根據收購協議，恒生保險已有條件地同意向滙豐保險(亞太)購入出售股份，即恒生人壽之百分之五十已發行股本，購買價為港幣二十四億元。

誠如通函之董事會函件所載，收購之對價港幣二十四億元乃 貴公司根據恒生人壽於二零零七年三月三十一日之估值，按各自獨立利益商討及以一般商務條款釐定。文中亦陳述，董事認為有關收購條款乃屬公平及合理，並符合股東之整體利益。

吾等注意到，恒生人壽之估值由Trowbridge Deloitte以持續經營為基礎根據其未經審核管理賬項進行，於二零零七年三月三十一日之估值介乎港幣四十九億一千九百萬元至港幣五十四億五千五百萬元。吾等亦注意到，有關估值採用傳統之精算評估方式及根據市場比較法，使用類似交易及／或其他上市公司之資料作出調整。該估值反映恒生人壽之經調整資產淨值(於扣減法定儲備要求之資金成本後)、現有業務價值及未來新業務價值(假設維持現時之銷售安排)，並計及業務計劃、過去之銷售表現及未來產品銷售之邊際利潤。

根據恒生人壽之估值，出售股份之價值(即恒生人壽已發行股本之百分之五十)介乎港幣二十四億五千九百五十萬元至港幣二十七億二千七百五十萬元。吾等注意到，根據Trowbridge Deloitte於估值報告中確認之以往市場比較資料，顯示以往之售價乃介乎估值範圍之零點八二倍(根據可作比較之交易之最低可能支付對價)至一點一六倍(根據可作比較之交易之最高可能支付對價)。因此，收購之對價屬於以往市場比較資料之範圍內。

吾等注意到，Trowbridge Deloitte以 貴公司及滙豐保險(亞太)之聯合精算顧問身份作出是項估值。吾等注意到，Trowbridge Deloitte經營精算顧問業務，在多個市場有廣泛之人壽保險業務估值經驗，尤其包括香港市場之人壽保險公司交易之估值。Trowbridge Deloitte乃Deloitte於全球提供之精算及保險業務解決方案網絡之成員公司。人壽保險業務估值為該公司提供之主要服務。吾等進一步注意到，Trowbridge Deloitte乃獨立於 貴公司、恒生人壽、滙豐保險(亞太)及滙豐控股。

市盈率及市賬率

於達致吾等之意見時，吾等已進行下列市盈率及市賬率比率分析，並已考慮若干主要在選定相對較發達之亞洲市場從事保險業務之選定上市公司(「市場可比公司」)之該等比率。吾等選定市場可比公司之主要準則為公司市值少於港幣一百億元及其收入至少三分之二來自人壽保險業務。吾等認為此等選定準則乃適合用作吾等之分析目的。下表列明市場可比公司之有關比率，基準為i)其各自於收購協議日期(即二零零七年六月二十二日)之收市價；及ii)其最近一個財政年度之公開可得財務資料。

表一：市場可比公司之市場資料

市場可比公司名稱	股份代號	上市地點	人壽保險收入[1]／總收益[2]	市值（港幣百萬元）[3]	市賬率	市盈率
MAA Holdings Berhad	MAA MK	馬來西亞	66%	1,516	1.8	不適用
Manulife Insurance (Malaysia) Berhad	MLI MK	馬來西亞	100%	1,319	1.6	11.5
台灣人壽保險股份有限公司	2833 TT	台灣	100%	6,581	2.2	17.4
中國人壽保險股份有限公司	2823 TT	台灣	100%	4,541	1.6	27.1
中位數					**1.7**	**17.4**
恒生人壽[3][4]	**私人公司**	**香港**	**100%**	**4,800**	**2.6**	**15.2**

資料來源：彭博及市場可比公司之年報

附註：

(1) 人壽保險收入包括保費總額及以保單收益支付之投資所產生之投資收入

(2) 根據有關市場可比公司最近期已刊發經審核全年財務報表所載人壽保險業務所得收益、總銷售額、盈利及賬面值

(3) 市值乃根據於收購協議日期（即二零零七年六月二十二日）之收市價計算，惟恒生人壽之市值乃根據收購之協定對價計算

(4) 恒生人壽截至二零零六年十二月三十一日止年度之經審核賬目

務請注意，市場可比公司於不同證券交易所上市，而恒生人壽則由兩家上市公司共同擁有。此外，恒生人壽之業務、營運及前景與上表所述公司並不相同。另請注意，若干市場可比公司之財務報表乃根據其各自之當地公認會計原則編製，該等會計原則可能與香港財務報告準則存在差異；因此，該等公司之市盈率及市賬率未必直接可作比較。因此，參考該項資料時務須審慎。

吾等亦已確定下列為涉及收購人壽保險公司香港業務之已完成交易（「已完成交

易」)。已完成交易所收購之有關權益百分比、市賬率及市盈率如下：

表二：已完成交易之市場資料

公佈日期	目標	目標業務	收購方	交易價值（港幣十億元）	所收購權益(%)	股權價值(100%)（港幣十億元）	股權價值佔以下各項之倍數 盈利(倍)	賬面值(倍)
二零零七年三月	盈科保險集團有限公司	保險服務	Fortis Insurance NV	7.0 (附註1)	100	7.0	21.7	2.5
背景：	*於二零零七年三月一日，荷蘭金融服務供應商Fortis透過其附屬公司Fortis Insurance International宣佈進行一項無條件強制性現金收購建議，按每股港幣八點一八元之收購價收購香港之保險公司盈科保險集團有限公司(「盈科保險」)之全部股權。盈科保險之主要股東已同意於公佈前出售百分之五十點四五股權。該項交易之價值為港幣六十九億八千六百萬元。該收購建議於二零零七年六月十一日結束，接納涉及盈科保險全部已發行股本之百分之九十七點一二。Fortis現正根據強制性收購條款撤銷盈科保險之上市地位，盈科保險之股份已自二零零七年六月十二日起暫停買賣。*							
二零零六年十二月 (附註2)	瑞士豐泰人壽(香港)有限公司	保險服務	AXA Asia Pacific Holdings Limited	2.05 (附註2)	100	2.1	21.6	11.1
背景：	*AXA Asia Pacific Holdings Limited為澳洲已上市之保險、退休基金、投資產品及儲蓄計劃提供商，透過其附屬公司AXA China Region Limited，向其母公司AXA SA收購香港之保險公司瑞士豐泰人壽(香港)有限公司。對價介乎港幣十七億元至港幣二十四億元之間。*							
二零零六年四月	中銀集團人壽保險有限公司	保險服務	中銀香港(控股)有限公司	0.9	51	1.8	12.5 (附註3)	1.8
背景：	*中銀香港(控股)有限公司為香港一家上市銀行，以港幣九億元之對價向中銀集團保險有限公司(香港之保險公司，為國內中國銀行之保險分支機構)收購中銀集團人壽保險有限公司(「中銀人壽」，香港之保險經紀)之百分之五十一股權。*							
二零零六年二月	萬誠保險(香港)有限公司及MLC Indonesia	保險服務	AXA Asia Pacific Holdings Limited	3.3	100	3.3	15.9 (附註4)	不適用
背景：	*AXA Asia Pacific Holdings Limited為澳洲已上市之保險、退休基金、投資產品及儲蓄計劃提供商，已同意以五億七千五百萬澳元之對價，向萬誠保險有限公司(澳洲財富管理公司及澳洲上市銀行服務集團澳洲國民銀行之附屬公司)收購MLC Indonesia及萬誠保險(香港)有限公司(印尼及香港之保險公司)之全部股權。*							

公佈日期	目標	目標業務	收購方	交易價值（港幣十億元）	所收購權益(%)	股權價值(100%)（港幣十億元）	股權價值佔以下各項之倍數 盈利（倍）	賬面值（倍）
二零零五年七月	康聯亞洲、CommServe Financial Limited及Financial Solutions (Hong Kong)	保險服務	永明金融（原稱Sun Life Financial Services of Canada Inc）	3.5	100	3.5	不適用	3.4

背景： *永明金融（加拿大上市金融服務集團）已同意收購澳洲聯邦銀行（澳洲上市銀行集團）香港保險及養老金業務之全部股權，對價為五億六千萬加拿大元。*

中位數							**18.8**	**3.0**
	恒生人壽	保險服務	HSBC Insurance (Asia Pacific) Pty Ltd	2.4	50	4.8	15.2	2.6

資料來源： 《併購市場》、Factiva、有關公司之公告、恒生人壽截至二零零六年十二月三十一日止年度之經審核賬目

附註：

1. *按收購價計算，包括註銷盈科保險所有未行使購股權*
2. *按介乎港幣十七億元至港幣二十四億元之間之購買價中位數計算*
3. *按中銀集團人壽保險有限公司截至二零零五年十二月三十一日止年度之經調整稅後淨溢利（通過扣減所得稅抵免約港幣六千三百五十萬元計算）計算*
4. *按萬誠保險（香港）有限公司於二零零五年之實際盈利及以購買價五億五千五百萬澳元收購萬誠保險（香港）有限公司計算*

務請注意，恒生人壽之業務、營運及前景與上表所述公司並不相同，而有關交易所處之情況亦可能差別甚大。因此，有關交易未必直接可作比較。

務請注意，若干目標公司之財務報表乃根據其各自之當地公認會計原則編製，該等會計原則可能與香港財務報告準則存在差異；因此，其市盈率及市賬率未必可直接比較。因此，參考此項資料時務須審慎。

市盈率

市盈率之定義為股價除以每股盈利。此指標被視為評估有經常性收入公司（包括金融機構）最常用之估值方法。

吾等注意到，與表一所載市場可比公司相比，購買價代表之市盈率約十五點二倍低於約十七點四倍之中位數，與表二所載已完成交易相比，則屬於約十二點五倍至二

十一點七倍之範圍內。吾等亦注意到， 貴公司股份於收購協議日期之市盈率約為十六點八倍，高於恒生人壽之隱含市盈率。

市賬率

市賬率之定義為股價除以每股資產淨值。此指標亦被視為評估金融機構最常用之估值方法之一。

吾等注意到，與表一所載市場可比公司相比，購買價代表之市賬率約二點六倍高於約一點七倍之中位數，與表二所載已完成交易相比，則低於約三倍之中位數。吾等亦注意到， 貴公司股份於收購協議日期之市賬率約為四點二倍，遠高於恒生人壽之隱含市賬率。

經考慮上述之理由及因素，吾等認為收購之市盈率及市賬率將與市場可比公司及已完成交易一致。

收購之財務影響

根據收購協議，恒生保險已有條件地同意從滙豐保險(亞太)購買出售股份，對價為港幣二十四億元，以現金支付。誠如通函之董事會函件所述，收購之部份資金會從 貴集團之內部資源支付，部份則來自 貴公司於二零零七年六月二十九日公佈發行之後償債券所得款項。於二零零六年十二月三十一日， 貴集團之現金及等同現金項目約為港幣九百零二億七千五百萬元。

恒生人壽現時被視為 貴集團之附屬公司，其財務業績已合併於 貴集團之綜合財務報表內。恒生人壽於截至二零零六年十二月三十一日止年度之經審核淨溢利約為港幣三億一千六百萬元。根據 貴集團之會計政策，恒生人壽於截至二零零六年十二月三十一日止年度，經扣減遞延税項後之有效保單淨現值有港幣二億九千九百萬元之變動，該變動亦已於 貴集團之綜合賬目內確認為其他營業收入。因此，恒生人壽對淨溢利總額之貢獻約為港幣六億一千五百萬元。於扣減由滙豐保險(亞太)持有恒生人壽百分之五十之權益後，截至二零零六年十二月三十一日止年度， 貴公司於恒生人壽之權益，為其股東帶來之淨溢利為港幣三億七百五十萬元。根據出售股份之購買價港幣二十四億元及 貴公司截至二零零六年十二月三十一日止年度之總平均資金成本約百分之三點四計算，估計收購資金之機會成本約為港幣八千二百萬元。因此，倘是項收購於二零零五年十二月三十一日完成， 貴公司截至二零零六年十二月三十一日止年度之股東應得溢利應可獲得提升。

於二零零六年十二月三十一日， 貴集團之經審核綜合資產淨值約為港幣四百八十六億九千八百萬元。各董事預期收購之對價會超逾 貴集團於恒生人壽可識別資

產、負債及或有債務公平價值淨值之權益，因此會錄得商譽。經初步確認後， 貴集團將評估該項商譽之減值虧損。鑒於恒生人壽之財務及業務情況，各董事並不預期在最近之將來該商譽會有任何減值。因此，各董事預期收購不會引致 貴集團之資產淨值有任何改變。

須提請股東注意之事宜

於收購協議完成後，將建議由滙豐保險(亞太)之附屬公司滙豐人壽，根據新管理服務協議之條款，繼續向恒生人壽提供若干管理服務，以便恒生人壽於收購完成後進行其人壽保險業務。該等管理服務包括與風險管理、後勤處理及行政、選定產品之發展及定價、資訊科技及業務復原、財務監控及精算有關之服務，為期三年。另將建議由恒生人壽與滙豐投資管理訂立新投資管理協議，據此滙豐投資管理將繼續作為恒生人壽若干保險基金之投資經理。新管理服務協議及新投資管理協議之條款詳情以及訂立該等協議之原因及利益，載於 貴公司於二零零七年六月二十二日刊發之公佈內。

由於滙豐控股間接持有 貴公司上述已發行股本，因此滙豐人壽及滙豐投資管理亦被視為 貴公司之關連人士。因此，新管理服務協議及新投資管理協議構成 貴公司之持續關連交易。由於每份協議之年度上限於合計後之適用百分比率(根據上市規則第14.07條所界定)超逾百分之零點一但低於百分之二點五，新管理服務協議及新投資管理協議可豁免獨立股東批准之規定，而只須根據上市規則第14A.45條至14A.47條就持續關連交易之規定作出申報及公佈。因此，吾等無需就新管理服務協議及新投資管理協議之條款作出意見。

結論

經考慮上述主要理由及因素後，吾等認為收購乃按正常商業條款於 貴集團正常及慣常業務運作下訂立，屬公平合理，且符合 貴公司及股東之整體利益。因此，吾等建議獨立董事委員會推薦獨立股東及吾等亦推薦獨立股東，於股東特別大會上投票贊成普通議決案，以批准收購。

此致

香港德輔道中八十三號十樓
恒生銀行有限公司
獨立董事委員會及獨立股東 台照

代表
法國巴黎融資(亞太)有限公司
北亞洲區投資銀行部主管
李玉華
謹啟

二零零七年七月十三日

1. 責任聲明

本通函乃遵照上市規則的規定，提供本公司資料。各董事共同及個別地對本通函所載之本集團資料的準確性承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏任何其他事實，致令所載任何陳述產生誤導。

2. 董事(包括行政總裁及候補行政總裁)於股份之權益及淡倉

於最後實際可行日期，各董事、行政總裁及候補行政總裁，於本公司及其任何相聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及第8分部規定須通知本公司及交易所的權益及淡倉(包括根據證券及期貨條例條文被視作或被認為彼等擁有的權益及淡倉)，或根據證券及期貨條例第352條須登記於登記冊內的權益及淡倉，或根據本公司已採納之上市規則的上市公司董事進行證券交易的標準守則(「標準守則」)規定須知會本公司及交易所的權益及淡倉如下：

	個人權益(實益持有)	家屬權益(配偶或十八歲以下子女之權益)	公司權益(控制公司之權益)	其他權益	總數	總數佔發行股本百分率
持有本行之普通股(每股面值港幣五元正)						
董事：						
柯清輝先生	50,000	–	–	–	50,000	0.00
陳祖澤先生	–	–	–	1,000[(1)]	1,000	0.00
陳國威先生	–	1,000	–	–	1,000	0.00
潘仲賢先生	5,000	10,000	–	–	15,000	0.00

	個人權益（實益持有）	家屬權益（配偶或十八歲以下子女之權益）	公司權益（控制公司之權益）	其他權益	總數	總數佔發行股本百分率
持有滙豐控股之普通股（每股面值0.50美元）						
董事：						
柯清輝先生	187,414	37,934	–	197,372[6]	422,720	0.00
魏國麟先生	225,027	–	–	560,913[6]	785,940	0.01
陳祖澤先生	14,283	–	–	3,000[1]	17,283	0.00
陳國威先生	2,458	5,162	–	52,017[6]	59,637	0.00
許晉乾先生	10,906	24,342	1,208,413[2]	–	1,243,661	0.01
李家祥博士	–	18,132	79,622[3]	–	97,754	0.00
潘仲賢先生	27,468[4]	61,538	–	65,844[6]	154,850	0.00
王冬勝先生	122,298	21,497	–	81,159[6]	224,954	0.00
候補行政總裁：						
梁永祥先生	11,021	–	–	47,148[6]	58,169	0.00
薛關燕萍女士	11,998[5]	728	–	47,546[6]	60,272	0.00

註：

(1) 陳祖澤先生及其夫人乃一項信託之受益人，而該信託持有1,000股本行股份及3,000股滙豐控股股份。

(2) 許晉乾先生全權控制一間私人公司Parc Palais Incorporated之股東大會股份表決權。上表列於公司權益項下之滙豐控股股份，均全數由該公司實益持有。

(3) 李家祥博士有權控制某一私人公司不少於三分之一之股東大會股份表決權。上表列於公司權益項下之滙豐控股股份，均全數由該公司實益持有。

(4) 22,599股滙豐控股股份乃由潘仲賢先生及其夫人共同持有。

(5) 5,680股滙豐控股股份乃由薛關燕萍女士及其夫婿共同持有。

(6) 此等權益乃(i)根據滙豐控股集團優先認股計劃／美國滙豐融資1996年長期服務行政人員獎勵計劃授予董事、行政總裁及候補行政總裁認購每股面值0.50美元之滙豐控股普通股之優先認股權及(ii)根據滙豐控股有限公司有限制股份計劃／滙豐股份計劃，授予董事、行政總裁及候補行政總裁而由不同信託持有之每股面值0.50美元之滙豐控股普通股之有條件獎勵股份，現將有關數目臚列如下：

	根據滙豐控股集團優先認股計劃／美國滙豐融資1996年長期服務行政人員獎勵計劃之優先認股權	根據滙豐控股有限公司有限制股份計劃／滙豐股份計劃之有條件獎勵股份	總數
董事：			
柯清輝先生	2,504	194,868	197,372
魏國麟先生	459,113	101,800	560,913
陳國威先生	26,000	26,017	52,017
潘仲賢先生	28,454	37,390	65,844
王冬勝先生	–	81,159	81,159
候補行政總裁：			
梁永祥先生	13,322	33,826	47,148
薛關燕萍女士	5,435	42,111	47,546

根據滙豐控股集團優先認股計劃／美國滙豐融資1996年長期服務行政人員獎勵計劃之優先認股權

於最後實際可行日期，下列董事、行政總裁及候補行政總裁持有每股面值0.50美元之非上市而實股結算之滙豐控股普通股之優先認股權。該等認股權乃滙豐控股無代價授予該等董事、行政總裁及候補行政總裁。

	於最後實際可行日期持有之優先認股權	於2007年1月1日至最後實際可行日期內行使優先認股權認購每股0.50美元之普通股	每股行使價	授予日期	開始行使日期	截止行使日期
董事：						
柯清輝先生	1,515	–	6.4720英鎊	2004年5月10日	2009年8月1日	2010年1月31日
	989	–	6.6792英鎊	2005年5月24日	2010年8月1日	2011年1月31日
	2,504					
魏國麟先生	–	56,175[(1)、(2)及(3)]	14.6000美元	1997年11月10日	1998年11月10日	2007年11月10日
	64,200[(1)及(3)]	–	13.7100美元	1998年11月9日	1999年11月9日	2008年11月9日
	80,250[(1)及(3)]	–	16.9600美元	1999年11月8日	2000年11月8日	2009年11月8日
	85,600[(1)及(3)]	–	18.4000美元	2000年11月13日	2001年11月13日	2010年11月13日
	93,625[(1)及(3)]	–	21.3700美元	2001年11月12日	2002年11月12日	2011年11月12日

	於最後實際可行日期持有之優先認股權	於2007年1月1日至最後實際可行日期內行使優先認股權認購每股0.50美元之普通股	每股行使價	授予日期	開始行使日期	截止行使日期
	33,438[(3)]	–	10.6600美元	2002年11月20日	2003年11月20日	2012年11月20日
	51,000	–	9.1350英鎊	2003年11月3日	2006年11月3日	2013年11月3日
	51,000	–	8.2830英鎊	2004年4月30日	2007年4月30日	2014年4月30日
	459,113					
陳國威先生	6,500	–	7.4600英鎊	2000年4月3日	2003年4月3日	2010年4月2日
	6,000	–	8.7120英鎊	2001年4月23日	2004年4月23日	2011年4月22日
	6,500	–	8.4050英鎊	2002年5月7日	2005年5月7日	2012年5月6日
	7,000	–	6.9100英鎊	2003年5月2日	2006年5月2日	2013年5月1日
	26,000					
潘仲賢先生	9,000	–	6.3754英鎊	1999年3月29日	2002年3月29日	2009年3月29日
	4,750	–	7.4600英鎊	2000年4月3日	2003年4月3日	2010年4月3日
	2,750	–	8.7120英鎊	2001年4月23日	2004年4月23日	2011年4月23日
	4,400	–	8.4050英鎊	2002年5月7日	2005年5月7日	2012年5月7日
	5,050	–	6.9100英鎊	2003年5月2日	2006年5月2日	2013年5月2日
	1,515	–	6.4720英鎊	2004年5月10日	2009年8月1日	2010年1月31日
	989	–	6.6792英鎊	2005年5月24日	2010年8月1日	2011年1月31日
	28,454					
候補行政總裁：						
梁永祥先生	6,000	–	6.9100英鎊	2003年5月2日	2006年5月2日	2013年5月1日
	6,500	–	8.2830英鎊	2004年4月30日	2007年4月30日	2014年4月29日
	582	–	6.4720英鎊	2004年5月10日	2007年8月1日	2008年1月31日
	240	–	103.4401港元	2006年4月26日	2007年8月1日	2007年10月31日
	13,322					
薛關燕萍女士	3,000	–	8.7120英鎊	2001年4月23日	2004年4月23日	2011年4月22日
	2,435	–	6.6792英鎊	2005年5月24日	2010年8月1日	2011年1月31日
	5,435					

註：

(1) 魏國麟先生於二零零七年六月期間得悉持有此等每股0.50美元之非上市而實股結算之滙豐控股普通股之優先認股權時作出有關通知。

(2) 於行使優先認股權之日，即二零零七年五月十四日，每股市值為9.5000英鎊。

(3) 有關認股權乃魏國麟先生於美國滙豐融資1996年長期服務行政人員獎勵計劃下持有之優先認股權權益。此等認股權乃因其將所持有的Household International, Inc.(現稱美國滙豐融資有限公司)股份認股權以美國滙豐融資有限公司股份交換建議的相同比例，轉換成滙豐控股普通股的認股權而產生，而每股的行使價已作出相應調整。此等認股權乃以無代價方式授出。

根據滙豐控股有限公司有限制股份計劃／滙豐股份計劃之有條件獎勵股份

於最後實際可行日期，董事、行政總裁及候補行政總裁根據滙豐控股有限公司有限制股份計劃／滙豐股份計劃獲授予而由不同信託持有每股面值0.50美元之滙豐控股普通股之有條件獎勵股份數目，現臚列如下：

	於2007年1月1日持有之獲授股份	於2007年1月1日至最後實際可行日期內獲授之股份	於2007年1月1日至最後實際可行日期內發放之獲授股份	於2007年最後實際可行日期持有之獲授股份[(1)]
董事：				
柯清輝先生	245,548	25,786	30,298	194,868
魏國麟先生	68,369	31,464[(2)]	—	101,800
陳國威先生	23,571	7,325	—	26,017
潘仲賢先生	32,512	10,889	—	37,390
王冬勝先生	87,491	24,174[(4)]	33,021	81,159
候補行政總裁：				
梁永祥先生	25,760	7,325	—	33,826
薛關燕萍女士	47,573	9,213[(3)]	6,190	42,111

註：

(1) 上列數目包括代息股份而收取之額外股份。

(2) 魏國麟先生於二零零七年七月三日得悉其於二零零七年三月三十日獲授該等股份時作出有關通知。

(3) 薛關燕萍女士於二零零七年七月四日得悉其於二零零七年三月三十日獲授該等股份時作出有關通知。

(4) 王冬勝先生於二零零七年七月四日得悉其於二零零七年三月三十日獲授該等股份時作出有關通知。

柯清輝先生為香港上海滙豐銀行有限公司之董事。王冬勝先生為香港上海滙豐銀行有限公司之執行董事。魏國麟先生為HSBC Holdings BV若干附屬公司(包括HSBC Asia Holdings BV)之董事，以及香港上海滙豐銀行有限公司之財務主管。HSBC Holdings BV、HSBC Asia Holdings BV及香港上海滙豐銀行有限公司分別擁有根據證券及期貨條例第XV部第2及第3分部規定須在本附錄之「股東於股份及相關股份中之權益及淡倉」項下作出披露。

除上文披露者外，於最後實際可行日期，本公司董事、行政總裁或候補行政總裁，概無於本公司或其任何相聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及第8分部規定須知會本公司及交易所的權益及淡倉(包括證券及期貨條例條文被視作或被認為彼等擁有的權益及淡倉)，或根據證券及期貨條例第352條須登記於登記冊內的權益及淡倉，或根據標準守則須知會本公司及交易所的權益及淡倉。

3. 股東於股份及相關股份中之權益及淡倉

於最後實際可行日期，就本公司任何董事、行政總裁或候補行政總裁所知而言(除上文所披露就有關本公司董事、行政總裁及候補行政總裁之權益外)，下列人士擁有或視作擁有根據證券及期貨條例第XV部第2及第3分部規定須向本公司所披露的本公司股份或相關股份的權益及淡倉，或直接或間接擁有在所有情況下均有權於本集團任何成員公司的股東大會上投票的已發行普通股本總值10%或以上權益，或擁有就有關此等股本之任何認股權。

公司名稱	持有之普通股數量	佔總數百分率
香港上海滙豐銀行有限公司	1,188,057,371	62.14%
HSBC Asia Holdings BV	1,188,057,371	62.14%
HSBC Asia Holdings (UK)	1,188,057,371	62.14%
HSBC Holdings BV	1,188,057,371	62.14%
HSBC Finance (Netherlands)	1,188,057,371	62.14%
滙豐控股有限公司	1,188,057,371	62.14%

註：香港上海滙豐銀行有限公司為HSBC Asia Holdings BV之附屬公司，HSBC Asia Holdings BV為HSBC Asia Holdings (UK)之全資附屬公司，而HSBC Asia Holdings (UK)為HSBC Holdings BV之全資附屬公司。同時，HSBC Holdings BV為HSBC Finance (Netherlands)之全資附屬公司，而HSBC Finance (Netherlands)則為滙豐控股有限公司之全資附屬公司。因此，香港上海滙豐銀行有限公司之權益亦被視為HSBC Asia Holdings BV、HSBC Asia Holdings (UK)、HSBC Holdings BV、HSBC Finance (Netherlands)及滙豐控股有限公司所擁有之權益。

除上述披露者外，於最後實際可行日期，就本公司所知而言，概無其他人士(本公司董事、行政總裁或候補行政總裁除外)擁有根據證券及期貨條例第XV部第2及第3分部規定須向本公司披露的本公司股份或相關股份的權益及淡倉，或直接或間接擁有在所有情況下均有權於本集團任何成員公司的股東大會上投票的已發行普通股本面值10%或以上權益，或擁有就有關此等資本之任何購股權。

於最後實際可行日期，概無董事於本集團整體業務上之合約或安排，持有重大權益。

截至最後實際可行日期，未有任何董事間接或直接持有本集團任何成員自最近公佈的經審核財務報表結算日以後所買賣或租用或擬買賣或租用的資產中獲得重大利益。

4. 董事在與本公司構成競爭之業務所佔權益

下列董事根據上市規則第8.10條作出申報，於最後實際可行日期在下述本公司以外機構佔有權益，而該等機構之業務與本集團直接或間接構成競爭或可能構成競爭。

柯清輝先生為香港上海滙豐銀行有限公司之董事。

魏國麟先生為香港上海滙豐銀行有限公司之財務主管，及其若干附屬公司之董事。彼亦為HSBC Holdings BV若干附屬公司(包括HSBC Asia Holdings BV)之董事。HSBC Asia Holdings BV為香港上海滙豐銀行有限公司之直屬控股公司。

陳國威先生為興業銀行股份有限公司(「興業銀行」)之董事及執行委員會委員，本行擁有該公司百分之十二點七八股權。該公司於內地從事一般銀行業務。

王冬勝先生為滙豐集團總經理兼香港上海滙豐銀行有限公司之執行董事(香港及中國內地)。王先生為滙豐保險集團(亞太)有限公司之董事長及滙豐銀行(中國)有限公司之非執行董事兼副董事長，該等公司為香港上海滙豐銀行有限公司之

附屬公司。王先生為交通銀行股份有限公司之董事，該公司從事一般銀行業務。彼亦為中國平安保險(集團)股份有限公司之董事，該公司主要從事承保人壽保險、財產保險、意外保險及提供其他金融服務。

滙豐控股透過各附屬及聯營公司(包括本行之直屬控股公司香港上海滙豐銀行有限公司)提供全面之銀行、保險及有關之金融服務。

本行董事所申報其佔有權益之機構，均分別由獨立之董事會及管理層管理，並須各自向其股東負責。

此外，興業銀行設有關連交易委員會，並按中國內地法律要求處理所有與關連交易有關之事宜。興業銀行之關連交易委員會所有成員，均為該行之獨立非執行董事。

本行董事會內共有八位獨立非執行董事。該等獨立非執行董事之意見對董事會所作之決定有重要之影響。本行之審核委員會由三位獨立非執行董事組成，定期開會檢討本行及各附屬公司之財務、內部監控及條例監察事宜。是以本行與上述董事所申報權益之業務，可基於各自利益獨立經營。

5. 服務合約

於最後實際可行日期，各董事並無與本集團任何成員公司，訂立或建議訂立於一年內不能由本集團任何成員終止而毋須作出賠償(法定賠償除外)之合約。

6. 訴訟

於最後實際可行日期，就本公司董事所知而言，本公司及其附屬公司均無涉及任何重大訴訟或仲裁，本公司或其任何附屬公司並無任何尚未了結或面臨威脅之重大訴訟或索償。

7. 資格

以下為就本通函資料提供意見及建議之專家之資格：

名稱	資格
Trowbridge Deloitte	Trowbridge Deloitte Limited，為恒生銀行及滙豐保險(亞太)之精算顧問，根據澳洲精算師學會就提供精算服務顧問之規定註冊之精算顧問公司
法國巴黎融資	法國巴黎融資(亞太)有限公司，為獨立財務顧問，根據證券及期貨條例獲發牌可從事第1類(證券交易)及第六類(就機構融資提供意見)受規管活動之公司

於最後實際可行日期，BNP Paribas S.A.(法國巴黎融資的母公司)分別實益持有滙豐控股及本公司一千四百七十萬九千一百一十六股及五十一萬七千五百三十八股股份，分別佔滙豐控股及本公司已發行股本約0.13%及0.03%。除上述披露者外，於最後實際可行日期，Trowbridge Deloitte及法國巴黎融資概無擁有本集團任何成員公司股份之實益權益，或任何不論是否在法律上可強制執行認購或提名認購本集團任何成員之證券權利，亦沒有任何直接或間接持有本集團任何成員自最近公佈的經審核財務報表結算日之後所買賣或租用或擬買賣或租用的資產中獲得權益。

8. 同意書

於最後實際可行日期，Trowbridge Deloitte及法國巴黎融資已就本收購協議通函之刊發發出其書面同意書，同意將彼等之信件、報告及╱或意見之摘要(視乎情況而定)包括於本通函內及引述其名稱，並且未有徹回其書面同意。

9. 重大不利變動

於最後實際可行日期，就各董事知悉本公司之財務或交易狀況，自二零零六年十二月三十一日(即本公司編製最近期刊發之經審核財務報表當日)之後並無任何重大不利變動。

10. 其他事項

(a) 本公司之公司秘書為李志忠先生，彼分別於一九八六年及一九八七年取得香港大學法律學士學位及專業法律證書。李先生並於一九九零年成為香港執業律師。

(b) 本公司之合資格會計師為陳國威先生，彼為香港會計師公會理事及執業審核監察委員會主席及英國特許公認會計公會(香港分會)專業發展委員會委員。

(c) 本公司之註冊地址及總辦事處為香港德輔道中八十三號。

(d) 本通函提述之所有時間均指香港時間。

(e) 本通函之中英文版本如有任何歧異，概以英文版本為準。

11. 投票表決程序

根據上市規則，是次批准收購之普通議決案須按股數投票方式表決。

根據本公司註冊章程第六十三條規定，於任何股東大會上，付表決之議決案須以舉手方式決定，除非在宣佈以舉手方式投票之結果之時或之前，以下人士要求以按股數投票方式進行：

(a) 大會主席；或

(b) 最少兩位親自出席大會並於當時有權在大會上投票之股東(或倘股東為公司，則為其正式授權代表)或其受委代表；或

(c) 代表不少於當時於會上佔總表決權百分之十之股東；或

(d) 持有賦予於會上有表決權之股份之一位或多位股東而該等股份已繳付之股款總數不少於所有附有該權益股份之總股款百分之十。

根據本公司註冊章程第六十四條規定，如有要求照上文所述之按股數投票方式表決，大會主席得指定投票之時間、地點及方式(包括使用投票珠或投票紙或投票券)，而投票之結果則作為要求按股數投票之原來會議之議決案。

12. 備查文件

下列文件之副本由本通函日期起至股東特別大會(及其任何延會)日期(包括該日)之一般營業時間內(不包括星期六、星期日及公眾假期),可在香港中環康樂廣場1號怡和大廈38樓諾頓羅氏律師事務所之辦事處供查閱:

(a) 本公司組織大綱及註冊章程;

(b) 收購協議;

(c) 新管理服務協議;

(d) 新投資管理協議;

(e) 本公司截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個財政年度之年報及賬目;

(f) 獨立董事委員會致獨立股東之函件,日期為二零零七年七月十三日,全文載於本通函第13頁;

(g) 法國巴黎融資致獨立董事委員會及獨立股東之函件,日期為二零零七年七月十三日,全文載於本通函第14至23頁;

(h) 本通函及本公司自最近刊發之經審核賬目當日以後之所有刊發之通函副本;

(i) Trowbridge Deloitte已載於本附錄第8段內「同意書」項下之書面同意書;及

(j) 法國巴黎融資已載於本附錄第8段內「同意書」項下之書面同意書。

恒生銀行
HANG SENG BANK

(於香港註冊成立之有限公司)
(股份代號：11)

股東特別大會通告

茲通告恒生銀行有限公司(「本公司」)謹定於二零零七年八月一日(星期三)下午三時三十分在香港德輔道中八十三號恒生銀行總行二十四樓博愛堂召開股東特別大會(「股東特別大會」)，以考慮並認為適當時，通過下列議決案為普通議決案：

普通議決案

「**通過**批准、確認及追認滙豐保險集團(亞太)有限公司(作為賣方)與恒生保險有限公司(作為買方)於二零零七年六月二十二日訂立有關轉讓四十八萬五千股每股面值港幣一千元之恒生人壽保險有限公司普通股股本之收購協議(「收購協議」)(其註有「A」字樣之副本已提呈大會並經大會主席簡簽以資識別)及據此擬進行之交易，並授權本公司任何一位董事作出所有其他行動及事宜、商討、批准、同意、簽署、簡簽、追認及／或簽訂該等有關文件，並採取其認為需要、適宜或有利於執行收購協議及據此擬進行之交易及／或使其生效之所有措施。」

承董事會命

秘書
李志忠
謹啟

香港 二零零七年七月十三日

附註：

(1) 隨附於股東特別大會使用之投票委託書乙份。

(2) 有資格出席會議及投票之股東可委派一位或多位代表出席及代其投票。代表不必為本公司股東。

(3) 凡共同擁有股份者，在任何問題表決時，無論親身出席或委派代表出席，僅股東名冊上排名較先者有權表決。

(4) 投票委託書填妥後，連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之副本(如於外地簽署)或認可副本必須不遲於二零零七年七月三十日下午三時三十分或股東特別大會(或其任何續會)指定舉行時間四十八小時前，送達香港德輔道中八十三號十樓恒生銀行有限公司法律及公司秘書事務部，方為有效。

(5) 上述普通議決案須按點算股數的方式進行表決。

(6) 於本公佈日期當日，本公司之董事會成員為柯清輝先生(副董事長兼行政總裁)、魏國麟先生#、陳祖澤先生*、陳國威先生、鄭裕彤博士*、張建東博士*、許晉乾先生*、利定昌先生*、李家祥博士*、羅康瑞博士#、潘仲賢先生、冼為堅博士*、鄧日燊先生*及王冬勝先生#。

\# 非執行董事

* 獨立非執行董事

本通函

本通函之印刷本已備妥，亦可於本公司網址http://www.hangseng.com瀏覽。

股東若已經透過電子方式收取本通函，但仍擬收取印刷本，可以書面通知本公司股份登記處：

香港中央證券登記有限公司
香港灣仔皇后大道東一八三號
合和中心十八樓一八零六至七室
圖文傳真：(852) 2529 6087
電郵：hkinfo@computershare.com.hk

凡選擇透過本公司網頁以電子方式收取本通函之股東，如因任何理由於接收或瀏覽載於本公司網頁之通函時出現困難，可以書面通知本公司股份登記處香港中央證券登記有限公司，即可獲免費寄送本通函。

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